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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 16 2008
THOMSON REUTERS

FILE NO. 82- 04403 FISCAL YEAR 4-30-08

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DAT : 10/15/08

Wolford

Annual Report 2007/08

Share data

in EUR	2007/08	2006/07
Earnings per share	1.46	1.34
Share price at end of fiscal year	22.89	34.99
Share price high for fiscal year	39.74	39.35
Share price low for fiscal year	22.89	16.95
Market capitalization at end of fiscal year	114,450,000	174,950,000
Trading volume (average daily number of shares)	15,938	22,581

Financial calendar

Friday	**July 25, 2008**	Press conference on 2007/08 annual results, 9:00 a.m., Vienna
Tuesday	**September 16, 2008**	Annual Shareholders' Meeting, 2:00 p.m., Bregenz
Friday	**September 19, 2008**	Results Q1 2008/2009
Thursday	**September 25, 2008**	Ex-dividend date
Thursday	**October 2, 2008**	Dividend payment date
Friday	**December 19, 2008**	Press conference on results H1 2008/09, 9:00 a.m., Vienna
Wednesday	**March 18, 2009**	Results Q3 2008/09

Updates are available at www.wolford.com

Key figures for the Wolford Group 2007/08

in EUR '000	2007/08	2006/07	Change (absolute/ in % points)	Change in %
Sales	157,653	141,683	15,970	11.3%
EBITDA	18,159	13,844	4,315	31.2%
EBITDA margin	11.5%	9.8%	1.7	
EBIT	11,339	7,686	3,653	47.5%
EBIT margin	7.2%	5.4%	1.8	
Profit from continuing operations (before taxes)	9,265	6,067	3,198	52.7%
Net profit for the year	7,173	6,442	731	11.3%
Total assets	155,129	140,551	14,578	10.4%
Non-current assets excluding financial assets	69,507	67,203	2,304	3.4%
Liabilities to banks and other financial liabilities	32,855	26,148	6,707	25.7%
Net debt	22,593	17,492	5,101	29.2%
Debt/equity ratio	28.6%	23.5%	5.1	
Shareholders' equity	79,018	74,442	4,576	6.1%
Equity-to-assets ratio	50.9%	53.0%	(2.1)	
Gross liquidity	10,262	8,656	1,606	18.6%
Profit from continuing operations (before taxes) plus DA&Im*)	16,085	12,225	3,860	31.6%
Cash generated from operations	6,070	8,464	(2,394)	-28.3%
Net cash from operating activities	3,812	6,978	(3,166)	-45.4%
Capital investments excluding financial assets	9,557	7,175	2,382	33.2%
Depreciation, amortization, impairment and reversal of impairment	6,820	6,158	662	10.8%
Average number of employees (in full-time equivalents)	1,669	1,482	187	12.6%
NOPAT	8,504	5,765	2,739	47.5%
Working capital	27,625	17,349	10,276	59.2%
Capital employed	117,419	106,588	10,831	10.2%
ROCE in %	7.2%	5.4%	1.8	
ROE in %	9.1%	8.7%	0.4	
WACC in %	5.9%	5.0%	0.9	
EVA	1,549	385	1,164	302.3%

*) DA&Im = Depreciation, amortization and impairment

Contents

Key figures >

Annual Report 2007/08

Wolford Aktiengesellschaft
Wolfordstraße 1, Bregenz on Lake Constance, Austria



Structure of the Wolford Group

Wolford Aktiengesellschaft
Bregenz A, 1950

- **Wolford Beteiligungs GmbH**
  Bregenz A, 2007
  - Wolford (Schweiz) AG
    Glattbrugg CH, 1971
  - Wolford Deutschland GmbH
    Munich D, 1975
  - Wolford Paris S.A.R.L.
    Paris F, 1987
  - Wolford London Ltd.
    London UK, 1988
    - Wolford London Ltd.
      Ireland, 2007
  - Wolford Italia S.r.L.
    Milan I, 1992
  - Wolford España, S.L.
    Madrid E, 1993
  - Wolford Scandinavia ApS
    Copenhagen DK, 1995
    - Wolford Scandinavia ApS
      Norway, 1999
    - Wolford Scandinavia ApS
      Finland, 1999
    - Wolford Scandinavia ApS
      Sweden, 1999
  - Wolford America, Inc.
    New York USA, 1998
    - Wolford Boutiques, LLC.
      New York USA, 1998
  - Wolford Nederland B.V.
    's-Hertogenbosch NL, 1998
  - Wolford Canada Inc.
    Vancouver CDN, 2000
- **Wolford Asia Limited**
  Hong Kong HK, 2006
- **Wolford Belgium N.V.**
  Antwerp BE, 2007

Key:

■ Wholly-owned subsidiary
□ Branch office

Wolford locations


Vancouver
North America
New York
Mexico City
South America
Rio de Janeiro
Europe
Oslo
Helsinki
Stockholm
Copenhagen
Kildare
London
's-Hertogenbosch
Antwerp
Paris
Munich
Bregenz
Zurich
Milan
Madrid
Moscow
Istanbul
Athens
Beirut
Damascus
Cairo
Kuwait
Bahrain
Dubai
Africa
Asia
Seoul
Osaka
Hong Kong
Australia
Melbourne

Points of Sale:

229 Wolford boutiques
141 are operated by partners
and 88 by Wolford itself

3,600 distribution partners

● Wolford Group
○ Representative offices

Product groups





Legwear

The Legwear product group has served as Wolford's core business for close to 60 years. It offers fashionable as well as innovative legwear for demanding customers, ranging from pantyhose, stockings, stay-ups and knee-highs to leggings and socks. In addition to classic year-round essentials, the Legwear portfolio also encompasses seasonable collections, which optimally complement the Legwear product line with additional fashion highlights. In 2007/08, Legwear generated 48.8 percent of brand sales, underlining the importance of this product group.

Ready-to-wear

The emergence of Wolford as an international provider of luxury items with an extensive product portfolio for women's fashion is primarily due to the expansion of its Ready-to-wear range in recent years. Along with classic bodies, shirts and tops, the Ready-to-wear product portfolio has been extended to include sweaters, dresses, suits, coats, skirts and trousers made of exclusive materials. The widening and diversification of the product offering not only appeals to completely new customer segments, but enables Wolford to further upgrade the fashion competence of the brand. This product group is the second largest in the Wolford Group, generating 38.7 percent of total brand sales.



Lingerie

Wolford's Lingerie features exclusive materials and imaginative creations, fulfilling the wishes of sophisticated consumers for quality and luxury. Classic year-round essentials with exclusive designs which fit the body like a "second skin" complement trendy seasonal collections made of delicate lace, satin and tulle and featuring seductive but playful details. The Lingerie product group is enjoying increasing popularity among consumers, contributing 9.9 percent of brand sales in the 2007/08 fiscal year.



Swimwear

Wolford's Swimwear range not only encompasses creative swimsuits and bikinis but is optimally enhanced by fashionable beach accessories such as beach towels, pareos, dresses and shirts. The most recent seasonal summer styles played with transparent clothes, bright colors and eye-catching patterns. The Swimwear product group generated 1.4 percent of brand sales in the reporting period.



Accessories

Leather accessories round out the stylish finishing touches offered by this product group, including scarves, foulards and caps which optimally enhance Wolford's product portfolio in terms of materials and range of colors. The leather collection captivates through high quality handbags, purses and belts, whose matching colors and patterns harmoniously blend in with Wolford's latest fashion collection. The Accessories product group accounted for a 1.2 percent share of total brand sales in the 2007/08 fiscal year.

Store Concept

New look already in place at
146 Wolford outlets worldwide

Ala Moana, Honolulu,
Hawaii, USA



Columbus Circle
New York City, U




Turku, Finland
Ascona, Switzerland
Kranzlmarkt,
Salzburg, Austria



Interview with the CEO

An interview with Holger Dahmen, Chief Executive Officer of Wolford AG

Mr. Dahmen, Wolford posted very good results in the 2007/08 fiscal year. As in previous years, the company succeeded in further increasing sales and profitability the same time. Could you give us a brief overview of the main developments over the last fiscal year?
With total Group sales of EUR 157.7 million, the highest in the company's history, the Wolford Group did actually have a very successful year. However, our growth path was not confined to the year under review, in which we achieved an 11.3 percent rise in sales. Over the last three fiscal years, we posted average annual sales growth of 10.7 percent. This development is even more gratifying because it went hand in hand with a disproportionately high rise in earnings. In the 2007/08 fiscal year alone, we increased EBIT (operating profit) by 47.5 percent.

What are the underlying reasons for this sustainably successful development?
As is often the case, Wolford's success is the consequence of a series of measures. In addition to the broadening of our product range, the decisive factors were the consistent focus on the expansion and quality improvement of our mono-brand distribution, and the optimization of our visual brand identity. These measures, which we naturally upgrade on an ongoing basis, have enabled us to considerably strengthen the Wolford brand and sustainably position it as an international fashion label in the premium market segment.

How has the product portfolio been extended in recent years?
Our business strategy clearly targets the luxury segment. At the same time, our top priority continues to focus on strategically broadening and diversifying our product portfolio. We are primarily concentrating on women's outerwear made of high quality materials and Lingerie, which has gained increasingly broad acceptance by retail stores and consumers around the world. The Ready-to-wear product group boosted its brand sales by 14.8 percent in the 2007/08 fiscal year, thus making a major contribution to overall sales growth.

What percentage of Wolford's total brand sales can be attributed to women's outerwear?
In the year under review, we already generated 38.7 percent of total brand sales with Ready-to-wear products, which continue to display an upward trend.

The second success factor you mentioned is the focus on monobrand distribution. What progress has been made in this regard?
Significant sales increases generated by boutiques, shop-in-shops and factory outlets demonstrate the success of our business strategy. We will continue to focus our sales activities at those sales locations where the required exclusiveness of our products is ensured as the basis for consumer recognition. This development has been accompanied by a

considerable improvement in sales achieved at Wolford's controlled distribution in recent years. At present Wolford's proprietary stores and partner boutiques already generate 55.2 percent of total Group sales, an increase of about 10 percentage points within only three years.

Do you intend to expand business operations to new markets in the future?
In the future, we will clearly focus our business efforts on the core markets of Europe and the USA. Moreover, we will promote the expansion in the Far East, particularly in the Greater China region as well as Australia. We attach great importance to regions where economic growth and a pervasive upbeat, future-oriented climate drive demand for luxury goods.

A luxury brand such as Wolford imposes high demands on the company's creative designers. Is Wolford prepared to meet this long-term challenge?
Our creative team plays a major role in ensuring that Wolford has succeeded in positioning the brand in the premium segment, based on the company's innovativeness and the ongoing development of all product lines. Year after year, our designers impress Wolford's sophisticated clientele with creations which fuse quality, comfort and aesthetic refinement. Ronald van der Kemp will be responsible for Wolford's newest collections starting with the fall/winter 2008/09 season.

Mr. Dahmen, what can we expect from Wolford in the upcoming months?
In the upcoming months, we will again concentrate on our strategic targets, i.e. systematic brand development and the sustainable positioning in the luxury segment. In addition to the ongoing optimization of the product portfolio in the Ready-to-wear segment, we plan to relaunch our Lingerie and Swimwear product groups following an intensive development phase. The new collections will be presented in the fall of 2008 and summer 2009 respectively.

To what extent can you provide more details about Wolford's expected business performance in the 2008/09 fiscal year?
We assume that we will be able to continue our positive business development in the 2008/09 fiscal year as well. We anticipate a further rise in sales and earnings coming on the heels of the record results achieved in 2007/08. We are well-equipped to meet the challenges of the future, thanks to our extremely motivated employees and sales partners, whom I would like to extend my sincere appreciation for their commitment during the last year.



Executive Board

Holger Dahmen
Chief Executive Officer
Responsible for Marketing, Sales, Production and Technology
Member of the Executive Board since January 2004

Peter Simma
Deputy Chief Executive Officer
Responsible for Finance, Human Resources, IT and Procurement
Member of the Executive Board since August 2001

Roberto Geronzi
Board member responsible for Strategic License Management and Designer Partnerships
Member of the Executive Board from December 2001 to March 22, 2008

Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board

Emil Flückiger
Deputy Chairman of the Supervisory Board

Birgit G. Wilhelm

Hansjörg Geiger

Representatives of the Staff Council:

Anton Mathis

Peter Glanzer

From left to right:
Peter Simma
Holger Dahmen





Share price development

In the 2007/08 fiscal year, the Wolford share showed a volatile price development. Whereas double-digit capital gains were realized during parts of the summer 2007, the share declined significantly in value in the second half of the period under review, as a consequence of the turbulences on international capital markets. On May 2, 2007, the first day of trading in the 2007/08 fiscal year, the Wolford share was listed at EUR 35.46. The year's high of EUR 39.74 was reached on July 24, 2007. The share closed on April 30, 2008, the end of the fiscal year, at EUR 22.89, the lowest closing price in the year.

Stock price performance (indexed)

▌ Wolford Aktiengesellschaft

▯ ATX Prime


20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
May 2, 2007
April 30, 2008

Trading volume

The average daily turnover on the Vienna Stock Exchange in the 2007/08 fiscal year was 15,938 shares. The low for the year was reached on September 7, 2007, at 180 shares, whereas volume peaked on November 27, 2007, at 123,696 shares (based on double counting). Total trading volume of Wolford stock in the fiscal year under review was 3,920,706 shares.

Analyst coverage

In the year under review, the Wolford Group was analyzed by five prominent financial institutions. Berenberg Bank, Bank Austria Creditanstalt AG, Deutsche Bank AG, Erste Bank der österreichischen Sparkassen AG and Raiffeisen Centrobank regularly published research reports on Wolford.

Investor relations

Professional and reliable financial market communications comprise a core component of the Wolford Group's corporate culture. In the 2007/08 fiscal year, Wolford's management continued to carry out a broad range of activities designed to intensify ties with existing investors and appeal to potentially interested investors. The most important parameters of this open and transparent communication policy are continuity and personal credibility. The measures implemented have also contributed to further expanding Wolford's presence on international financial markets.

Wolford attaches great importance to professional investor relations. For this reason, CFO Peter Simma serves as the personal contact for the financial community. Ongoing investor relations activities include regular meetings with finance journalists, analysts and investors in financial centers in the Anglo-American and European markets. Relevant information about the Wolford share is available online at any time in the investor relations sector of the company's website at www.wolford.com.

Investor relations:
Peter Simma
(Deputy Chief Executive Officer)
Tel.: (+ 43 5574) 690 1213
Fax: (+ 43 5574) 690 1219
E-Mail: investor@wolford.com

Ownership structure

The Wolford Group has a stable ownership structure, with the WMP family private trust more than one-quarter of total shares, and the Sesam private trust owning more than 15 percent. Wolford Aktiengesellschaft itself holds two percent as treasury stock, with the rest of the shares in free float.

General information on Wolford's share

ISIN Code	AT0000834007
Listing exchange and date of initial listing	Vienna Stock Exchange (Prime Market segment), Frankfurt (OTC segment) New York (ADR program, Level 1) February 14, 1995
Stock type	Bearer shares, no par value
Total number of outstanding shares	5,000,000
Authorized capital	EUR 36,350,000
Indices	ATX Prime
Ticker symbols	Reuters: WLFD.VI, Bloomberg: WOL AV



Wolford's Fiscal Year 2007/08



Relaxed fashion for private moments
Wolford launches its small but exclusive Lounge Wear collection for fall/winter 2007/08. The convincing added value for the demanding customer: fashion which is soft to the touch and comfortable but still looks noble and stylish, providing a feeling of wellbeing for the body and one's senses.



Wolford in Belgium
With the acquisition of Wolford Belgium N.V. from the Belgian distribution partner, Wolford extended its sales network in Europe. This measure underlines Wolford's strategy of continually upgrading its distribution.

Strong first quarter 2007/08
Wolford also continues its growth path in the first half of the fiscal year, achieving double-digit sales growth in almost all markets and strategic distribution channels.

Wolford sets a blazing co
Just in time for the festival
ball season, Wolford introd
a breathtaking string body
matching pantyhose, whos
less glistening stones catc
one's eye. The Fatal Crysta
the highlight of this exclus
featuring broad crystallize

05 2007 06 2007 07 2007 08 2007 09 2007 1(

Creative preparations for fall/winter 2008/09
Preparations are underway for the new fall/winter 2008/09 collection, shaped by the creative talents of Wolford's new designer Ronald van der Kemp. The collections embody the exacting design signature of one fashion designer across all product groups, captivating the imagination through its style, class and refinement. The new collections will be available in retail stores starting in July 2008.



Charity pantyhose
Wolford has been engagec
fight against breast cance
years. Ten percent of the
for the "Pink Ribbon" pant
specially designed for this
initiative are donated to ir
tional organisations dedic
to preventing, building aw
ness of and curing breast

Luxury shopping on the Internet
Following its launch in Austria and Germany, the virtual shopping world of Wolford is now also available to consumers in the Netherlands at any time of day or night. Additional virtual Retail stores are opened for Ireland in March 2008 and Belgium in April 2008. The roll-out is successively extended to other markets.

111th Retail store opens
As the Christmas shopping season gets underway, the new Wolford Boutique is opened on Columbus Circle in New York City, the company's fourth sales location in Manhattan. The shopping experience of the sophisticated inhabitants and visitors to this cosmopolitan metropolis entails a relaxed atmosphere in the modern, bright and feminine look of the new store design.



Dressed at its best
In its spring/summer 2008 collection, Wolford launches a new generation of "tailored" models, which offer fantastic basics for one's wardrobe based on precise styling and features such as a cotton mix, viscose and wool mix. The new collection supported by a seasonal promotional campaign turns out to be a real eye-catcher.

Wolford goes Hawaii
In March 2008, Wolford opens its first boutique in Honolulu, its 25th monobrand outlet in the USA. The brand displays its exclusive fashion creations in an appealing and distinctive atmosphere, covering a floor space of about 70 sqm.



11 2007 | 12 2007 | 01 2008 | 02 2008 | 03 2008 | 04 2008

Delightful Christmas
The seductive lingerie duo "Theresa" radiates an atmosphere of pure luxury, representing the perfect Christmas present for women having the highest expectations. This set consisting of a top and string panty infatuates with its exclusive materials and playful design.



Valentino for Wolford
The successful cooperation with the Italian couture house Valentino continues in the spring/summer 2008 season. All products in the new collection underline the femininity through a distinctively feminine and delicate look comprising plain colors or elaborately printed materials.

Business performance of the Wolford Group

The Wolford Group successfully maintained its growth path in the 2007/08 fiscal year, simultaneously generating the highest level of sales in the company's history as well as disproportionally high growth rates for all relevant earnings indicators.

Record sales

Accordingly, sales rose to EUR 157.7 million in the 2007/08 fiscal year, an increase of 11.3 percent compared to the preceding year. Thus sales have increased by 10.7 percent annually on average over the last three fiscal years.

The dynamic sales development in the last three years is the result of targeted measures implemented to further reinforce the Wolford brand. The systematic expansion of the product portfolio by adding new Ready-to-wear products, the focus on the qualitative improvement of mono-brand distribution and the broad-based roll-out of the new store concept were the underlying factors driving significant sales growth for the Austrian luxury brand in almost all its markets, strategic distribution channels and major product groups.

Earnings rose even more steeply than sales in the past fiscal year. EBIT (operating profit) climbed by 47.5 percent, to EUR 11.3 million, once again improving profitability on the basis of an EBIT margin of 7.2 percent (prior year: 5.4 percent).

Sales development (EUR '000)


160,000
150,000
140,000
130,000
120,000
110,000
100,000
137,617
128,784
119,214
116,307
121,426
141,683
157,653
-6.4%
-7.4%
-2.4%
+4.4%
+16.7%
+11.3%
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08

Dynamic development at Wolford-owned points of sale

Wolford's Wholesale segment, whose sales rose 9.0 percent compared to 2006/07, still made the largest contribution to total Group sales, with a share of 60.7 percent. However, Retail revenue growth has been more impressive, growing by 16.8 percent. Wolford's own points of sale (boutiques, shop-in-shops, factory outlets) already generated 39.3 percent of sales in the 2007/08 fiscal year, up from just 27.9 percent three years ago. On a like-for-like, same-store basis, the corresponding sales growth rate at Wolford-owned points of sale was 6.4 percent. Within the Retail segment, sales continued to develop very satisfactorily at Wolford's own boutiques, growing by 17.1 percent in the 2007/08 fiscal year, or 7.1 percent on a like-for-like basis. Wolford's own shop-in-shops expanded even more dramatically, improving sales by 29.8 percent, or 11.4 percent on a like-for-like basis.

Sales growth in all important distribution channels

The upward sales trend at Wolford's own outlets in the 2007/08 fiscal year was also reflected in sales development figures for the various distribution channels. Boutiques (+ 15.9 percent) and multi-brand retailers (+ 11.0 percent) posted double-digit sales growth. Wolford also achieved a significant improvement of factory outlet and department store sales.

Sales share by distribution channel in 2007/08



Private labels 2.7%
Factory outlets 6.6%
Department stores 21.2%
Multi-brand retailers 23.2%
Boutiques 46.3%

Wolford boutiques as the growth drivers

The 229 Wolford boutiques, of which 141 were partner-operated boutiques and 88 Wolford-owned, were once again the prime movers of revenue, combining to achieve a 15.9 percent expansion of sales in the 2007/08 fiscal year.

Against this backdrop, business at Wolford-owned boutiques developed very favorably, posting sales growth of 17.1 percent. Sales with the partner-operated boutiques similarly increased, climbing by 13.5 percent in the course of 2007/08.

The ongoing dynamic development of this distribution channel in the last few years is also reflected in its increasing importance for the Wolford Group. In the 2007/08 fiscal year, boutiques contributed 46.3 percent of total Group sales, more than doubling its share over the last ten years, making it by far the largest single distribution channel. Department stores accounted for 21.2 percent of the Group's total sales, whereas 23.2 percent of sales were derived from multi-brand retailers, 6.6 percent from factory outlets and 2.7 percent of sales from the private label business.

The Wolford boutiques are continually subject to review within the context of the ongoing improvement in distribution quality. Therefore, many of the boutiques were visually upgraded, and some sales outlets were closed, newly opened or acquired from partners in the 2007/08 fiscal year.

Rapid roll-out of new store concept


Cumulative number of concept implementations
Q4 2007/08 87 59 146
Q3 2007/08 78 52 130
Q2 2007/08 74 47 121
Q1 2007/08 56 45 101
Q4 2006/07 49 43 92
Q3 2006/07 40 36 76
Q2 2006/07 35 31 66
Q1 2006/07 19 20 39
Q4 2005/06 10 13 23
Q3 2005/06 5 9 14
Q2 2005/06 3 9 12
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150
Partner-operated outlets
Proprietary outlets

146 Wolford outlets already display new look

In particular, those Wolford boutiques and shop-in-shops in department stores embodying the new, modern and bright look have developed gratifyingly. As per April 30, 2008, 146 outlets (59 proprietary, 87 partner-operated) have been redesigned in line with the Wolford store concept since its initial implementation in August 2005, 16 sales locations in the fourth quarter of the 2007/08 fiscal year alone. As a consequence, various additional outlets now display the new modern and distinctive Wolford premium look, for example in Salzburg, Vienna, Hamburg, Munich and Honolulu.

Focus on monobrand distribution

Sales by Wolford's controlled distribution have continually risen in accordance with the company's rigorous focus on the qualitative improvement of its monobrand distribution. In the 2007/08 fiscal year, all Wolford boutiques (proprietary and partner-operated), factory outlets and concession shop-in-shops accounted for 55.2 percent of total sales.

Sales share of controlled distribution



55%
50%
45%
40%
44.6%
45.0%
48.9%
53.6%
55.2%
2003/04
2004/05
2005/06
2006/07
2007/08

Performance in selected markets

From a regional perspective, the Wolford Group posted significant revenue growth in nearly all markets in 2007/08. Wolford further expanded sales on the basis of its intensified and controlled growth strategy, particularly in the Central and Eastern European countries and in the Asia/Oceania region. Sales of the Wolford Group were up 32.8 percent in the Central and Eastern European markets, whereas the company even enjoyed sales growth of 39.2 percent in Asia and Oceania.

The Wolford brand and its product portfolio performed well in the established European markets, achieving growth rates of 21.9 percent in the Netherlands, 19.8 percent in the UK (25.4 percent in local currency), 17.8 percent in the Scandanavian markets, 11.3 percent in Italy, 9.7 percent in Spain, 8.9 percent in France, and 5.2 percent in Switzerland (8.4 percent in local currency). Wolford's traditionally largest three markets once again surpassed the very high sales level posted in 2006/07, with sales up 4.1 percent in Germany, 3.5 percent in the USA (14.3 percent in local currency) and 8.6 percent in Austria. These three countries accounted for 43.4 percent of Wolford's total sales in the past fiscal year.

On balance, the largest share of total sales, namely 71.7 percent, was generated by Wolford's business operations in the European Union (EU 27). The export quota was 87.9 percent, slightly above the previous year's level.

Sales by geographic market in 2007/08



Rest of World 6.4%
E 2.9%
I 4.3%
CEE 5.3%
CH 5.3%
NL 6.6%
SCAN 7.5%
UK 7.6%
F 10.7%
D 16.4%
USA 14.9%
A 12.1%

Change in brand sales by geographic market in 2007/08



ASIA, OCEANIA 39%
CEE 33%
UK 20% 25%
NL 22%
SCAN 18%
USA 3% 14%
I 11%
E 10%
F 9%
A 9%
CH 5% 8%
D 4%
0% 5% 10% 15% 20% 25% 30% 35% 40%
In Group currency
In local currency

Strong brand is the key success factor

In the 2007/08 fiscal year, the top priority of the Wolford Group was once again the persistent building of the brand and its sustainable positioning in the premium segment. Numerous activities designed to systematically upgrade the Wolford brand have enabled brand sales to increase even further, accounting for 97.3 percent of total revenues.

Significant growth in all major product groups

Positioned as an international luxury brand in the premium segment, Wolford is synonymous with quality, comfort and aesthetic refinement in its five product groups - Legwear, Ready-to-wear, Swimwear, Lingerie und Accessories - most of which achieved significant growth in 2007/08. This particularly applies to the Ready-to-wear product group, which made by far the biggest contribution to sales growth in absolute terms. This positive trend confirms the business strategy focusing on the strategic expansion and diversification of the product portfolio, above all fashionable women's outerwear and timeless essentials.

There was also a considerable sales increase in the Lingerie, Legwear and Accessories product groups. The Lingerie range continued to inspire enthusiasm in consumers, featuring a mix of comfortable, functional pieces and decorative luxury items. Legwear once again surpassed the very good results achieved in 2006/07, and the Accessories range continued to expand dynamically. In contrast, sales of the Swimwear product group declined for the 2007/08 fiscal year as a whole, though it rebounded significantly in the fourth quarter.

Brand sales by product group in 2007/08



Accessories 1.2%
Swimwear 1.4%
Lingerie 9.9%
Ready-to-wear 38.7%
Legwear 48.8%

The Legwear business was Wolford's largest product group again in the reporting period, contributing 48.8 percent of brand sales. The Ready-to-wear range comprised 38.7 percent of sales, followed by Lingerie with 9.9 percent and Swimwear with 1.4 percent. Accessories, the youngest product group, also developed favorably, accounting for 1.2 percent of total brand sales in the reporting period.

Retailers and the fashion press reacted positively to Wolford's new fall/winter 2008/09 collection. This encouraging news underlines the optimism of the Wolford Group for the 2008/09 fiscal year.

Uninterrupted innovative strength

With a share of 47.7 percent in the last fiscal year, Wolford products less than three years old generated close to half of its total brand sales. Products in the very first year of their life cycle accounted for 20.6 percent of brand sales, unmistakably demonstrating the innovativeness of the brand, which is being extremely well received by consumers the world over. At the same time, the steady high demand for Wolford's perennially popular long-running products that captivate with timeless chic, perfect lines and the finest quality, remained at a high level.

Brand sales by product age in 2007/08


4-5 years 17.1%
3-4 years 9.6%
2-3 years 7.4%
1-2 years 19.7%
5-x years 25.6%
0-1 years 20.6%

Branding

For close to 60 years, the Wolford brand has not only been synonymous with the highest quality and innovative knitting technology, but also for creativity and luxury. On the basis of the company's successful transformation from an exclusive producer of legwear and bodywear to an international luxury brand with a broad-based product portfolio, the current business strategy of Wolford focuses on building a strong brand and its sustainable positioning as a top-notch, up-to-date and dynamic label in the premium segment of the global fashion world.

Underlying this approach is the strategic goal of the company, namely to proactively and sustainably strengthen the brand through innovation, exclusive design and a multi-faceted marketing mix.

Against this backdrop, Wolford will also further bolster the brand by concentrating on the brand essence - quality, creativity and stylish aesthetic refinement - and continue the strategic, selective expansion of its product range.

Significant sales growth in all major product groups in the reporting period once again demonstrates the success of Wolford's strategy to focus on the high-end premium segment and optimise its brand identity, which was adopted more than four years ago and consistently implemented ever since. In particular, the systematic expansion of the product portfolio to include women's outerwear made of high quality materials along with the innovative knitting technology developed by Wolford have been received extremely positively across the globe by retailers and consumers alike. This development has enabled Wolford to evolve from a regional specialist for circular knitting technology in the legwear product group to an internationally recognized luxury brand with a comprehensive fashion offering for sophisticated customers. New trends are stylishly integrated in the new fashion creations, leading to an ongoing yet gentle rejuvenation of the collections and the brand.

The uniqueness and distinctiveness of Wolford's products capture the hearts and minds of shoppers around the world. The temporary collaboration with international designers, such as the recent partnership with Valentino, the Grand Seigneur of Italian haute couture, imbues the brand with additional fashion allure.

The distribution network of Wolford's collections comprises Wolford-owned outlets and Wolford distribution partners, operating in approximately 65 countries worldwide.

Corporate Social Responsibility

As a global company, the Wolford Group is aware of its special responsibility towards society and the environment. Accordingly, in addition to economic goals, its corporate strategy and business operations are also oriented to ecological and social values. For the Wolford Group, this responsibility translates into numerous areas of involvement designed to promote the health and professional development of employees, as well as activities to protect the environment and the ecosystem.

Economic responsibility

Wolford continually works with its employees and business partners to ensure the sustained success of the company. For this purpose, the business strategy focuses on the long-term safeguarding of brand value, without neglecting the short-term requirements of the consumer and capital market. The good results achieved in the last fiscal year validate this strategy of sustainable corporate management.

Ecological responsibility

Environmentally sound production and the efficient use of resources are a top priority at Wolford. For this reason, it goes without saying that the company takes targeted measures to protect and preserve the surrounding ecosystems. The Wolford Group not only imposes high standards of compliance upon itself, but also supports the ecologically compatible behavior of its employees. Special programs to encourage mobility through the use of bicycles and public transportation to get to work not only contribute to climate protection, but also promote occupational health.

Social responsibility

Wolford recognizes that employees are a key success factor, and thus continually invests in professional training and education. In order to further improve qualifications and motivation, Wolford supports the personal career development of its employees by means of specially-designed, individually-tailored courses. Wolford provides an in-depth apprenticeship program for the young, creative minds who will shape the company's future. Ensuring a pleasant, motivating working environment, important job benefits as well as high safety and health standards all represent prime concerns for the Wolford Group.

Corporate Governance 2007/08

Wolford is convinced that diligently practicing and embracing good Corporate Governance makes a significant contribution to increasing the level of confidence on the part of investors and the capital market. In September 2002, the Austrian Working Group for Corporate Governance issued a framework of rules for responsible corporate governance and management based on sustained value creation.

This Austrian Code of Corporate Governance, which companies adopt on a voluntary basis, leads to a high degree of transparency for all stakeholders in the company. Wolford has already long fulfilled most of the code's provisions, and publicly committed itself to complying with the code's principles in its 2002/03 annual report.

In addition to the legally required compliance with the "L rules" (based on the June 2007 version of the code), Wolford adheres to all "C rules" (comply-or-explain rules) with the exception of rule 38 (age limit for the nomination of Executive Board members), rule 57 (age limit for the election of Supervisory Board members) and rule 80 (risk management). In the reporting period, the Internal Auditing department expanded the risk management activities to encompass an opportunity management system. Group-wide implementation of the new system will be concluded in the course of the 2008/09 fiscal year. At the time of any change to Wolford's by-laws, an amendment regarding the age limit will be considered.



Management Report

of the Wolford Group for the Fiscal Year

2007/08

1. Wolford's business trends, results and financial position

The development of the global economy has been shaped by the turbulences affecting international financial markets since the second half of 2007. Accordingly, there was a slowdown in U.S. economic growth, which was surpassed by growth rates in the euro zone for the first time in many years. The euro zone developed extremely favorably, with real growth of 2.6 percent exceeding expectations. Driven by stable demand on the single European market, it was especially the economic impetus from abroad and the resulting rise in exports and corporate investment that fuelled the brisk economic growth in Europe. Austria also performed well, with real GDP expanding by 3.4 percent, considerably higher than the average of the euro zone. As in the euro area as a whole, the strong expansion of exports served as the most important growth driver for the Austrian economy.

The international market for luxury goods continued its promising upward trend during the period under review. Posting good growth rates, high quality products are more successful than ever before, and clearly appeal to broader segments of the consumer population. In the future, strong, international competition is expected to continue in all price categories, based on the ongoing liberalization of the world textile trade. In addition to ensuring quality and creative design, luxury brands will increasingly be faced with the necessity of striking a balance between tradition and new ideas. Innovations in product development, original solutions based on in-depth expertise, the specialization in high-end niche products as well as the targeted intensification of marketing activities will represent the decisive competitive factors.

Against the backdrop of this economic environment, the Wolford Group succeeded in increasing sales in all its important distribution channels and strategically important markets. On balance, the Austrian luxury brand generated the highest sales in the company's history. Sales improved by 11.3 percent to EUR 157.7 million in the 2007/08 fiscal year, up

Quarterly sales trend (in EUR '000)


1st quarter
2nd quarter
3rd quarter
4th quarter
Total
2007/08
30,517
45,990
48,446
32,700
157,653
2006/07
26,111
38,626
43,055
33,891
141,683
2005/06
24,589
32,668
35,626
28,543
121,426
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000

from EUR 141.7 million in the previous year. The Ready-to-wear and Legwear product groups achieved the highest growth in absolute terms.

The increase in the inventories of finished goods and work-in-process of EUR 11.0 million was designed to improve supply availability for basic products and reduce overtime payments in the upcoming 2008/09 fiscal year. In the past fiscal year, finished goods accounted for 90 percent of the additional inventory, of which basic products comprised more than 60 percent.

The increased costs of materials and purchased manufacturing services are chiefly related to the strong expansion of the Group's own production as well as the higher share of expenditures for external services. Taking account of the changes in inventory, the cost of materials declined to 18.8 percent of net sales, down from 19.7 percent in the previous year.

Staff costs rose by 10.5 percent, from EUR 69.0 million to EUR 76.3 million. In response to strong demand, personnel capacities were expanded, particularly in production. The Wolford Group required considerable overtime to fulfill customer orders, which in turn resulted in high overtime payments pushing up total staff costs in the 2007/08 fiscal year.

Staff costs (in EUR '000)



As a percentage of sales
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
60,149
69,019
76,267
49.5%
48.7%
48.4%
2005/06
2006/07
2007/08

The average number of employees was 1,669 full-time equivalents, an increase of 187 employees compared to the previous year.

In order to ensure a sufficient supply of skilled staff, the Wolford Group plans to hire ten new apprentices in the fall of 2008. As of April 30, 2008, there were 25 apprentices in training.

Average number of employees (full-time equivalents)



2007/08
1,669
2006/07
1,482
2005/06
1,383
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800

Depreciation, amortization, impairment and reversal of impairment on intangible assets and property, plant and equipment were slightly above the previous year's level, rising EUR 0.7 million to EUR 6.8 million. Capital expenditure on intangible assets and property, plant and equipment increased from EUR 7.2 million in the previous year to EUR 9.6 million. In the 2007/08 fiscal year, Wolford Beteiligungs GmbH was founded, which encompasses Wolford's shareholdings in Wolford Deutschland GmbH, Wolford (Schweiz) AG, Wolford London Ltd., Wolford Paris S.A.R.L., Wolford Italia S.r.L., Wolford España S.L., Wolford Scandinavia ApS, Wolford America, Inc., Wolford Nederland B.V. and Wolford Canada Inc. The transfer of these assets in the new company was partially accompanied by a revaluation of the investments.

Capital expenditure, depreciation, amortization, impairment and reversal of impairment, excluding financial assets (in EUR '000)



Capital expenditure as a percentage of sales
Capital expenditure
Depreciation, amortization, impairment and reversal of impairment
2007/08
6.1%
9,557
6,820
2006/07
5.1%
7,175
6,158
2005/06
5.4%
6,615
6,262
0
2,000
4,000
6,000
8,000
10,000

The increase in other operating expenses can be primarily attributed to higher freight costs and customs duties (up EUR 0.5 million), consulting fees (up EUR 0.3 million) as well as rental and leasing expenditures (up EUR 1.2 million).

Other operating expenses (in EUR '000)



..... As a percentage of sales
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
30,866
35,267
37,405
25.4%
24.9%
23.7%
2005/06
2006/07
2007/08

All in all, the Wolford Group achieved disproportionately high growth rates for all relevant earnings indicators. Operating profit climbed by 47.5 percent, or EUR 3.7 million, to EUR 11.3 million. EBITDA of the Wolford Group also increased significantly, rising by 31.2 percent compared to the previous year to reach a level of EUR 18.2 million, or 11.5 percent of total sales. This corresponds to an improvement of 1.7 percentage points from the 2006/07 fiscal year.

EBIT (in EUR '000)



Excluding one-off effects from inventory valuation adjustments in 2005/06
Including one-off effects from inventory valuation adjustments in 2005/06
..... As a percentage of sales
12,000
10,000
8,000
6,000
4,000
2,000
0
7,433
4.695
7,686
11,339
6.1%
3.9%
5.4%
7.2%
2005/06
2006/07
2007/08

EBITDA (in EUR '000)


..... As a percentage of sales
Excluding one-off effects from inventory valuation adjustments in 2005/06
Including one-off effects from inventory valuation adjustments in 2005/06
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
18,159
13,695
13,844
11.3%
10,957
11.5%
9.8%
9.0%
2005/06
2006/07
2007/08

The financial result amounted to EUR -2.1 million (previous year: EUR -1.6 million), which is chiefly related to higher interest rates as well as the Wolford Group's increased financial requirements.

Financial result (in EUR '000)


2007/08
2006/07
2005/06
(2,074)
(1,619)
(1,430)
-2,500
-2,000
-1,500
-1,000
500
0

The profit from continuing operations (before taxes) was EUR 9.3 million, an increase of 52.7 percent, or EUR 3.2 million, above the previous year's level.

Profit from continuing operations (before taxes) (in EUR '000)



..... As a percentage of sales
Excluding one-off effects from inventory valuation adjustments in 2005/06
Including one-off effects from inventory valuation adjustments in 2005/06
10,000
8,000
6,000
4,000
2,000
0
9,265
5.9%
6,003
6,067
4.9%
4.3%
3,265
2.7%
2005/06
2006/07
2007/08

The net cash flow from operating activities was EUR 6.1 million, down from EUR 8.5 million in the previous year. The development of cash flow was negatively impacted by financial resources tied up in inventories.

The net profit for the year climbed to EUR 7.2 million in the 2007/08 fiscal year, an increase of 11.3 percent, or EUR 0.7 million from the previous year.

Net profit for the year (in EUR '000)



..... As a percentage of sales
Excluding one-off effects in 2005/06 from inventory valuation adjustment and tax audit
Including one-off effects in 2005/06 from inventory valuation adjustment and tax audit
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
6,442
7,173
3,504
2.9%
3,420
4.5%
4.5%
2.8%
2005/06
2006/07
2007/08

Earnings per share were EUR 1.46 compared to EUR 1.34 in the previous year, an improvement of 9.0 percent.

Earnings per share and cash flow per share (in EUR)

Excluding one-off effects in 2005/06 from inventory valuation adjustment and tax audit

■ Including one-off effects in 2005/06 from inventory valuation adjustment and tax audit

Earnings per share

Cash flow per share


2007/08
1.46
0.78
2006/07
1.34
1.45
2005/06
0.72
0.74
0.90
0
0.5
1
1.5
2

Total number of shares outstanding less average number of shares of treasury stock, in thousands.

Year	Shares
2007/08	**4,900**
2006/07	4,805
2005/06	4,750

Non-current assets of the Wolford Group amounted to EUR 79.0 million as at April 30, 2008 (April 30, 2007: EUR 77.0 million).

Inventories had to be increased as a means of improving delivery efficiency for basic garments and reducing overtime in the upcoming 2008/09 fiscal year. The share of raw materials and supplies climbed by EUR 2.2 million compared to the previous year's level. The value of work-in-process rose by EUR 1.1 million, whereas the value of finished goods and merchandise were EUR 10.1 million higher than one year earlier. This development can be primarily attributed to higher inventories for basic products to boost delivery quality, to support the "Never-out-of-stock program" and the expansion of global Retail activities.

Inventories (in EUR '000)


Total
2007/08
11,794
7,401
28,557
47,752
2006/07
9,580
6,296
18,462
34,338
2005/06
5,897
4,420
16,790
27,107
0
5,000
10,000
15,000
20,000
25,000
30,000

Raw materials and supplies

Work-in-process

Finished goods and merchandise

As at April 30, 2008, receivables and other assets were at EUR 0.6 million, slightly above the value for the previous year. Despite growth in total sales of 11.3 percent, trade receivables only rose by 4.2 percent, which is the result of a more restrictive debt management policy.

On the balance sheet date of April 30, 2008, shareholders' equity was EUR 79.0 million (previous year: EUR 74.4 million), an improvement of 6.1 percent, or EUR 4.6 million above the comparative level in 2006/07. Accordingly, the equity ratio was 50.9 percent of total assets. Due to the increased inventories of finished goods and merchandise, the Wolford Group had to increase its borrowings from banks and other financial liabilities by EUR 6.7 million. Net debt amounted to EUR 22.6 million as at April 30, 2008, a rise of EUR 5.1 million from the prior year's level.This corresponds to a gearing of 28.6 percent (previous year: 23.5 percent).

Gross liquidity, bank debt and net debt (in EUR '000)



Gross liquidity
Bank debt and other financial liabilities
Net debt
2007/08
32,855
22,593
10,262
2006/07
26,148
17,492
8,656
2005/06
29,119
20,178
8,941
-40,000
-20,000
0
20,000

2. Risk management

Financial instruments

A financial instrument is a contractual business transaction that encompasses a right to cash or another financial asset. Under IAS 32, IAS 39 and IFRS 7, this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments are financial instruments whose value changes in response to the change in an underlying interest rate or security price, that require little or no initial net investment, and that are settled at a future date.

Derivative financial instruments are used in the Wolford Group to hedge against risks arising from changes in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability in order to permit budgeting at least six and at most twelve months in advance. The goal of interest rate management is to reduce interest rate risk both on assets and liabilities.

Default risk

On the assets side, the reported carrying amounts also represent the maximum credit risk and default risk.

The risk actually incurred, however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the company limits its credit risk with respect to customers by taking out credit insurance with Prisma Kreditversicherungs-AG and with OeKB Versicherungs AG.

Interest rate risk

On the assets side, as a result of a rise in interest rates over the reporting period, there is a higher risk associated with fixed-interest securities than in the previous fiscal year. However, despite the increase in interest rates, the absolute level of risk can be regarded as low due to the short remaining terms to maturity.

On the liabilities side, interest rate risk relates to fluctuations in floating rate liabilities.

The carrying amount of bank debt at April 30, 2008 represents the outstanding principal.

Foreign exchange risk

Exchange rate risks arising from existing foreign currency receivables and from forecasted transactions are largely hedged by the Group treasury department. This is carried out by means of employing forward exchange contracts (currency forwards) and currency options.

Derivative financial instruments

The Group treasury department uses derivative financial instruments in the form of foreign currency forwards and options.

The derivatives positions open as at April 30, 2008 had terms of less than twelve months.

All **currency forwards** are recognized at their fair value pursuant to IAS 39. Both the currency forwards and currency options fail to fulfill the stringent documentation requirements for hedging instruments. For this reason, they must be classified as "held for trading" under IAS 39, recognized at fair value and included in the income statement.

The market values of the derivative foreign exchange instruments represent the market values of the forward exchange contracts that would have to be concluded at the balance sheet date in order to settle the respective currency derivative, without regard to any adverse changes in the value of the hedged items.

The Internal Auditing department, which was set up several years ago, implemented a comprehensive risk management system during the 2007/08 fiscal year. A systematic and targeted approach is designed to improve the effectiveness of opportunity and risk management, as well as evaluate and improve supervisory, management and monitoring processes within the Group. As a result, extensive support will be provided to the organizational units to assist them in achieving their goals.

Wolford's risk management principles:

- No action or decision may put the company's future in jeopardy.
- Compliance with the Group's internal rules and regulations is generally required.
- Unavoidable risks must be insured, to the extent that this is economically feasible.
- Residual risks must be managed using risk management tools.

Risk and opportunity management at the Wolford Group is supported by a software solution, which coordinates the identification and evaluation of risks and opportunities and the implementation of appropriate measures throughout the Group. The main component is assessments at regular intervals, in which the divisional managers identify the ten to twelve primary risks and most promising opportunities, which could have an effect on the company's ability to achieve its business targets.

The principal types of risks faced by the Wolford Group are:

Market risks
Market risks represent the potential risk of losses resulting from deviations in market prices (i.e. raw materials, foreign exchange rates, interest rates, competitors and the overall market environment).

Operational risks
Operational risks represent the potential risk of losses due to failed processes and systems, inadequate qualifications or diligence of employees, fraud and disasters.

Credit risks
Credit risks represent the risk of losses due to irrecoverable debts.

Business risks
Business risks represent the risk of loss arising from business activities (for example fluctuations in demand, projects, fashions, strategy, legal matters and cooperation agreements with external partners).

3. Subsequent events

There were no significant events after the balance sheet date which had a material impact on Wolford's business operations.

4. Research and development

Wolford's research and development activities are closely linked to the Group's strategic goal of extending its leadership in innovation, to ensure a continuing solid foundation for sustained business success.

Accordingly, Wolford has further developed and successively improved a large number of its popular basic products in the Ready-to-wear range, in order to optimize wearing comfort and ensure customers will enjoy a perfect fit. The focus was on fashion, keeping in mind that even classic garments are subject to the latest fashion trends, the spirit of the age and new silhouettes.

One priority of Wolford's research and development activities during the period under review was to relaunch its lingerie line (both trend and basic products). Following the redesigning and repositioning of its lingerie portfolio, the new collection sets new benchmarks for Wolford. The lingerie products were primarily redesigned as a means of harmonizing the homogenity of the product range, the brand message as a whole and its market positioning.

With the support of a new designer in the lingerie and swimwear product groups who empowers extensive know-how in the branch, Wolford brilliantly succeeded in redesigning and updating its entire product portfolio. The designers focused on the materials, styles and fit in order to establish the basis for a repositioning of Wolford's Lingerie product group on the market. The relaunched products will be rolled out in the 2008/09 fiscal year.

In the fiscal year under review, Wolford made considerable efforts to set new standards in legwear respect to refinement, fit and elasticity. These new product developments will be available at all Wolford sales outlets starting in January 2009.

In the 2007/08 fiscal year, a further focal point was once again the partnerships with designers.

Research and development expenses (in EUR '000)



..... As a percentage of sales
8,500
8,000
7,500
7,000
6,500
6,000
5,500
7,555
7,721
8,135
6.2%
5.4%
5.2%
2005/06
2006/07
2007/08

[illegible]

Wolford continually invests in employee training and development, and steadily improves the setting for the further enhancement of personal and professional abilities, thus sustaining the ongoing upgrading of qualifications and motivation.

Accordingly, the Wolford Group standardized its employee performance review for all business segments, in order to be able to evaluate and individually promote the personal development potential and career opportunities for each employee. The result was a series of professional training programs carried out in the 2007/08 fiscal year.

In terms of its efforts to promote the health of employees, the Wolford Group attached great importance to occupational health care measures during the course of the fiscal year. The focus was on the issues of good nutrition, physical exercise, non-smoking and psychological health, in particular addictions. Specific measures such as lectures, the dissemination of information as well as voluntary check-ups by the company physician were increasingly well received by employees. For this reason, the Wolford Group plans to intensify its activities in the field of occupational health care in the years to come.

The Wolford Group accepts its responsibility to neighboring residents of the manufacturing plant in Bregenz, intensifying its focus on "gentle mobility" compared to previous years. The purpose was to motivate employees to switch to public transportation or cycle to work instead of using their cars.

In the course of constructing the new facility in Bregenz, Wolford installed an extensive waste heat recovery system which generates large-scale savings in primary energy costs and protects the environment. Natural gas-fired boilers ensure that emissions are kept to an absolute minimum. Thanks to the use of environmentally compatible dyes, Wolford's waste water contains very low levels of residues, allowing it to be directly fed into the municipal wastewater treatment plant. In addition, extensive insulation measures were carried out on the outer facade of the facility.

[illegible] Disclosures under [illegible] as amended [illegible]

Wolford Aktiengesellschaft, which is listed on the Prime Market of the Vienna Stock Exchange, has a share capital consisting of 5 million no-par value shares as of April 30, 2008, each representing an equal ownership interest in the company. All shares are bearer shares.

At the balance sheet date, Wolford Aktiengesellschaft owned 100,000 shares of its own stock. The Executive Board is not aware of any restrictions regarding voting rights or the transfer of shares, other than the legal restrictions applicable to treasury stock.

The shareholder structure of Wolford Aktiengesellschaft at the end of the 2007/08 fiscal year was as follows: the WMP family trust owned more than one-quarter of Wolford's shares. The Sesam private trust held more than 15 percent, and Wolford Aktiengesellschaft itself held 2 percent. The rest of the shares were in free float.

7. Business outlook

The new 2008/09 fiscal year began favorably for the Wolford Group, which posted a slight rise in total sales in May 2008. This promising development was supported by a slight rise in firm orders for the fall/winter 2008/09 season, suggesting a good sales performance in 2008/09 despite the more challenging business enviroment prevailing in export markets.

The consistent implementation of a PPS (production, planning and scheduling) and development software and the related upgrading of production, development and quality assurance processes represent an important platform to ensure cost savings.

In 2008/09, the Wolford Group plans to further expand its retail business, and will thus continuously increase the number of its business partners and its own boutiques.

The management of the Wolford Group is optimistic that it will further improve earnings in the 2008/09 fiscal year, based on the measures taken to expand market penetration, in particular the relaunch of its lingerie and swimwear product ranges, the further development and improvement of its classic products in the Ready-to-wear segment as well as cost optimization efforts.

Bregenz, July 4, 2008

Signed:

Holger Dahmen

Peter Simma



Consolidated
Financial Statements

Consolidated financial statements of the Wolford Group for 2007/08 prepared in accordance with IFRS

Consolidated income statement for the year ended April 30, 2008

in EUR '000	Note	2007/08	2006/07
Sales	(1)	157,653	141,683
Other operating income	(2)	3,751	4,442
Changes in inventories of finished goods and work-in-process		11,046	3,603
Own work capitalized		88	44
Operating output		**172,538**	**149,772**
Cost of materials and purchased services		(40,707)	(31,565)
Staff costs	(3)	(76,267)	(69,019)
Depreciation,amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill	(4)	(6,820)	(6,235)
Other operating expenses	(5)	(37,405)	(35,267)
Operating profit (EBIT)		**11,339**	**7,686**
Net interest cost	(6)	(1,392)	(1,195)
Net income from securities	(7)	123	316
Interest cost from employee benefit liabilities		(805)	(740)
Profit from continuing operations (before taxes)		**9,265**	**6,067**
Income taxes	(8)	(2,092)	375
Net profit for the year		**7,173**	**6,442**
Earnings per share		**1.46**	**1.34**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet at April 30, 2008

ASSETS

in EUR '000	Note	April 30, 2008	April 30, 2007
Non-current assets	(9)		
Property, plant and equipment		61,937	61,898
Goodwill		1,087	646
Intangible assets		6,483	4,659
Investments in affiliated companies		3	3
Prepayments on investments in affliated companies		0	47
Non-current financial assets		8,373	8,635
Non-current receivables	(10)	1,108	1,151
		78,991	**77,039**
Deferred tax assets	(11)	**4,828**	**5,782**
Current assets			
Inventories	(12)	47,752	34,338
Current receivables and other assets	(13)	20,564	19,922
Current available-for-sale financial assets	(14)	37	36
Cash and cash equivalents		2,957	3,434
		71,310	**57,730**
Total assets		**155,129**	**140,551**

The accompanying notes form an integral part of these consolidated financial statements.

SHAREHOLDERS' EQUITY AND LIABILITIES

in EUR '000 **Shareholders' equity**	Note (15)	April 30, 2008	April 30, 2007
Share capital		36,350	36,350
Capital reserves		1,817	1,817
Other reserves		40,851	36,275
		79,018	**74,442**
Non-current liabilities			
Long-term debt	(16)	16,265	10,922
Provisions for employee benefits	(17)	15,693	14,488
Other non-current liabilities		114	166
		32,072	**25,576**
Deferred tax liabilities	(11)	**354**	**152**
Current liabilities			
Current portion of long-term debt	(16)	1,624	2,052
Bank loans and overdraft	(18)	14,966	13,174
Current tax liabilities		725	649
Other current provisions	(19)	4,906	4,858
Trade payables		6,953	5,901
Other current liabilities	(20)	14,511	13,747
		43,685	**40,381**
Total shareholders' equity and liablites		**155,129**	**140,551**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement for the year ended April 30, 2008

in EUR '000	Note	2007/08	2006/07
Profit from continuing operations (before taxes)		9,265	6,067
- Interest and similar income		(804)	(535)
+ Interest and similar expenses		1,864	1,414
+ Depreciation, amortization and impairment losses on non-current assets		7,029	6,235
- Reversal of impairment losses on non-current assets		0	(77)
+(-) Loss/(gain) from the disposal of property, plant and equipment and intangible assets		112	300
+(-) Currency translation differences		(516)	(292)
+(-) Increase/(decrease) in provisions for employee benefits		1,205	1,196
-(+) Increase/(decrease) in non-current liabilities		43	(712)
+(-) Increase/(decrease) in other non-current receivables		(52)	7
-(+) Increase/(decrease) in inventories		(12,750)	(7,231)
-(+) Increase/(decrease) in current receivables and other assets		(222)	(2,061)
+(-) Increase/(decrease) in other current provisions		(52)	474
+(-) Increase/(decrease) in trade payables		347	550
+(-) Increase/(decrease) in other current liabilities		601	3,129
= Cash generated from operations		**6,070**	**8,464**
-(+) Income taxes paid/(credited)		(1,021)	(678)
+ Interest received		536	420
- Interest paid		(1,773)	(1,228)
Net cash from operating activities		**3,812**	**6,978**
- Purchase of available-for-sale financial assets		(1)	(36)
+ Proceeds from disposal of property, plant and equipment and intangible assets		0	19
- Purchase of goodwill	(22)	(63)	0
- Purchase of intangible assets	(22)	(2,194)	(506)
- Purchase of property, plant and equipment	(22)	(5,661)	(7,013)
- Acquisitions	(22)	(1,463)	(183)
Net cash used in investing activities		**(9,382)**	**(7,719)**
+(-) Change in current borrowings		1,364	(2,532)
+(-) Change in non-current borrowings		5,343	(439)
+ Proceeds from the disposal of treasury stock		0	4,841
- Dividends paid		(1,470)	0
Net cash from financing activities		**5,237**	**1,870**
+(-) Net increase/(decrease) in cash and cash equivalents		(333)	1,129
+(-) Cash and cash equivalents at beginning of period	(21)	3,434	2,321
+(-) Effects of exchange rate fluctuations on cash and cash equivalents at beginning of period		(144)	(16)
Cash and cash equivalent at end of period	(21)	**2,957**	**3,434**

Consolidated statement of changes in equity for the year ended April 30, 2008

in EUR '000	Share capital	Capital reserves	Fair value reserve for available-for-sale financial assets	Hedging reserve	Other reserves	Treasury stock	Total
At April 30, 2006	**36,350**	**1,817**	**(597)**	**0**	**36,150**	**(9,748)**	**63,972**
Dividend for 2005/2006	0	0	0	0	0	0	0
Net profit for the year	0	0	0	0	6,442	0	6,442
Other changes recognized in equity	0	0	(109)	0	(948)	5,085	4,028
At April 30, 2007	**36,350**	**1,817**	**(706)**	**0**	**41,644**	**(4,663)**	**74,442**
Dividend for 2006/2007	0	0	0	0	(1,470)	0	(1,470)
Net profit for the year	0	0	0	0	7,173	0	7,173
Other changes recognized in equity	0	0	(43)	0	(1,084)	0	(1,127)
At April 30, 2008	**36,350**	**1,817**	**(749)**	**0**	**46,263**	**(4,663)**	**79,018**

WOLFORD GROUP
NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED APRIL 30, 2008

The Wolford Group is an international group of companies specializing in the production and marketing of high-quality legwear, which represents the core business of the Wolford Group, as well as exclusive ready-to-wear garments and lingerie, seasonal swimwear and complementary textile and leather accessories positioned in the luxury segment of the market. The headquarters of the Wolford Group are located in Austria at Wolfordstraße 1, 6901 Bregenz.

The business activity of the subsidiaries comprises the marketing and sale of the products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. Basis of preparation

Explicit and unreserved statement of compliance with IFRS

The consolidated financial statements of Wolford Aktiengesellschaft for the 2007/08 fiscal year (May 1, 2007 - April 30, 2008) were prepared in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the European Union.

All updated versions of the valid and binding standards issued by the IASB and interpretations of the International Financial Reporting Interpretations Committees (IFRIC) were applied.

On the basis of Regulation (EC) Nr. 1606/2002 adopted by the European Parliament and the EU Council on July 19, 2002, all publicly listed companies domiciled in the EU are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2005.

On January 1, 2007, IFRS 7 "Financial Instruments: Disclosures" took effect. This standard expands the existing disclosure requirements for financial instruments specified in IAS 32 and encompasses all mandatory disclosure requirements for financial instruments. Wolford has applied this standard starting with the 2007/08 fiscal year.

IFRS 8 "Operating Segments" must be applied for fiscal years beginning on or after January 1, 2009. This standard replaces IAS 14 and requires companies to report financial information and provide explanatory details about their reportable segments. Wolford will apply this standard starting with the 2008/09 fiscal year.

The revised standard IAS 23 "Borrowing Costs" is to be applied to fiscal years beginning on or after January 1, 2009. Accordingly, borrowing costs are recognized if they can be directly assigned to the acquisition, construction or production of a qualified asset. The current existing possibility to immediately recognize borrowing costs as expenses will be eliminated. The Wolford Group assumes that the application of this interpretation will have no material effect on the net assets, financial position or profit and loss of the Wolford Group.

IFRIC 11 "Group and Treasury Share Transactions" is effective for fiscal years beginning on or after March 1, 2007, and contains guidelines on applying IFRS 2. The application of this standard does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group.

Moreover, the following interpretations, which are mandatory as of the 2007/08 fiscal year, have not led to any changes in the accounting principles of the Wolford Group:
IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies" (not of relevance to the Wolford Group)
IFRIC 8 "Scope of IFRS 2" (not of relevance to the Wolford Group)
IFRIC 9 "Reassessment of Embedded Derivatives" (not of relevance to the Wolford Group)
IFRIC 10 "Interim Financial Reporting and Impairment"

IFRIC 12 "Service Concession Arrangements" is effective for fiscal years beginning on or after January 1, 2008, and contains guidelines on contracts between government on one hand and private operators on the other, if the government prescribes the service to be provided, the public using the service and the prices to be invoiced. The application of this interpretation does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group, due to the fact that the Wolford Group has not concluded any contractual agreements with the government.

IFRIC 13 "Customer Loyalty Programs" must be applied for fiscal years beginning on or after July 1, 2008, and contains guidelines to be used by companies which offer incentives to customers to buy goods and services. The application of this interpretation does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group, which is related to the fact that the Wolford Group has not established any customer loyalty programs.

IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction" is binding for fiscal years beginning on or after January 1, 2008. It contains guidelines on the application of IAS 19 in regards to minimum funding requirements for pension or other employee benefit plans. The Wolford Group assumes that the application of this interpretation will not have any material effect on the presentation of the consolidated financial statements.

The preparation of the consolidated financial statements is the responsibility of the Executive Board.

In all financial reporting by the Wolford Group for the 2007/08 fiscal year, amounts are reported in thousands of euros (TEUR). Rounding differences may occur due to the use of automated calculation aids.

2. Basis of consolidation

The scope of consolidation is determined in accordance with IAS 27, "Consolidated and Separate Financial Statements". In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Beteiligungs GmbH, *)	Bregenz	100
Wolford Asia Limited,	Hong Kong	100
Wolford Belgium N.V.,	Antwerp	100

*) Wolford Beteiligungs GmbH owns all shares in the following companies:

Company	Registered office	Direct interest in %
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	Glattbrugg	100
Wolford Paris S.A.R.L.,	Paris	100
Wolford London Ltd.,	London	100
Wolford Italia S.r.L.,	Milan	100
Wolford España S.L.,	Madrid	100
Wolford Scandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Nederland B.V.,	's-Hertogenbosch	100
Wolford Canada Inc.,	Vancouver	100
Wolford Boutiques, LLC., **)	New York	100

**) Wolford Boutiques, LLC., New York is a 100% subsidiary of Wolford America, Inc.

Effective May 1, 2007, all shares in Wolford Belgium N.V., Antwerp/Belgium were acquired by Wolford Aktiengesellschaft.

By means of a notarial deed dated December 4, 2007, the founding of Wolford Beteiligungs GmbH, Bregenz, was entered into the commercial register of the Regional Court of Feldkirch. All shares of Wolford Beteiligungs GmbH are held directly by Wolford Aktiengesellschaft.

In January 2008, Wolford AG incorporated its 100% shareholdings in Wolford Deutschland GmbH, Wolford (Schweiz) AG, Wolford London Ltd., Wolford Paris S.A.R.L., Wolford Italia S.r.L., Wolford España S.L., Wolford Scandinavia ApS, Wolford America, Inc., Wolford Nederland B.V. and Wolford Canada Inc. in its 100% subsidiary Wolford Beteiligungs GmbH. The companies Wolford Asia Limited and Wolford Belgium N.V. were not incorporated into Wolford Beteiligungs GmbH.

Wolford London Ltd. set up a branch in Ireland during the 2007/08 fiscal year.

The year-end balance sheet date of the consolidated financial statements is that of the parent company, on April 30th.

The balance sheet date of all consolidated companies is April 30th.

The preparation of the financial statements of all companies included in consolidation is based on uniform, Group-wide accounting policies.

3. Accounting policies applied

Property, plant and equipment are reported at their production or acquisition cost. Depreciation is carried out over the expected useful life using the straight-line method.

Interest expenses on borrowings to finance property, plant and equipment produced or acquired over an extended period of time are not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following expected useful lives:

Buildings	10-50 years
Technical equipment and machinery	4-20 years
Other equipment, furniture and fixtures	2-10 years

In the event of significant impairment that exceeds depreciation, assets are written down, if required, by recognizing an impairment loss, in conformity with IAS 36, "Impairment of Assets".

Repair and maintenance costs relating to property, plant and equipment are principally recorded as an expense. Such costs are only capitalized if it is expected that the additional expenditures will expand the future economic benefits from the use of the respective asset.

Items leased or rented under all lease or rental contracts are treated as operating leases, due to the fact that beneficial ownership is retained by the landlord or the lessor. The rental payments are recognized as an expense.

Goodwill resulting from acquisitions is recognized as an asset. An annual impairment test is carried out in accordance with IAS 36.

Other amortizable intangible assets are recorded at cost, and amortized over their useful lives of three to ten years using the straight-line method.

Goodwill and intangible assets with an indefinite useful life are subject to an annual impairment test, even if there is no indication of a potential impairment. Property, plant and equipment are tested for impairment if there is an indication of a potential impairment loss.

Impairment is tested by comparing the recoverable amount (the higher of net selling price and value in use) of every cash generating unit (CGU) to the carrying amount at the balance sheet date. If the asset's recoverable amount is less than the carrying amount, the carrying amount is reduced to the recoverable amount.

The management's estimates to determine the recoverable amount primarily refer to the discount rates, growth rates, as well as the expected changes in selling prices and related direct costs.

The interest rates used are pre-tax rates that reflect current market forecasts and take into account the specific risks of the individual CGUs. These interest rates range from 4.4% to 6.2%. The expected changes in selling prices and related direct costs are calculated based on past experience and potential future market changes, and range from 2% to 5% annually.

The Wolford Group prepares cash flow projections based on the latest budgets approved by the Supervisory Board for the next four years.

Research costs may not be capitalized in accordance with IAS 38 "Intangible Assets", and are reported as an expense in the period in which they are incurred.

Development costs are generally also reported as expenses when incurred. They are only capitalized if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects must fulfill all the criteria stipulated in IAS 38. No developments costs eligible for capitalization were incurred in the 2006/07 and 2007/08 fiscal years.

In the 2007/08 fiscal year, research and development costs of TEUR 8,135 (2006/07: TEUR 7,721) were reported as an expense in the income statement.

Financial instruments: Transactions in financial instruments are recognized at the settlement date in accordance with IAS 39. Financial assets encompass other securities and investment funds. In accordance with IAS 39, these are held as non-current, available-for-sale financial assets and recognized at fair value without deducting transaction costs. The fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is not reported in the income statement but in equity, without recognition of profit or loss, in the fair value reserve for available-for-sale financial assets. When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss under net income from securities.

Securities held as current assets are classified as available-for-sale and, in accordance with IAS 39, are reported at their fair value as determined by reference to market prices at the balance sheet date. Temporary fluctuations in market value are recorded in equity (in the fair value reserve for available-for-sale financial assets). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss under net income from securities.

Inventories: Raw materials and supplies are reported at the lower of cost or market value. As a rule, their consumption is recognized at cost.

Work-in-process and finished goods are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from slow-moving items requiring long storage periods and reductions in net realizable value.

Borrowing costs are expensed as incurred according to the benchmark method specified in IAS 23.

Receivables and other assets: Receivables are capitalized at the fair value of the services provided in return, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up bad debt reserves in the corresponding amounts.

All **cash holdings and financial investments** with a term to maturity of 90 days or less at the time of acquisition that are included in cash and cash equivalents are classified as liquid assets. These assets are reported at their current value at the balance sheet date. At the balance sheet date none of the amounts included in this item were subject to restrictions as to their use.

Treasury stock is reported in the balance sheet as a deduction from equity, pursuant to IAS 32.

Income taxes: The provision for current taxes covers all tax liabilities existing at the balance sheet date. In addition, deferred tax assets and liabilities were recognized according to the balance sheet liability method prescribed in IAS 12. This involves accruing deferred taxes for the temporary differences in valuation and in recognition between the tax bases and the commercial IFRS financial statements of the Group companies, and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized for all loss carry-forwards that are realistically expected to be reversed in the foreseeable future.

For domestic entities, the calculation of deferred taxes is based on a tax rate of 25%. For foreign entities, the respective local tax rate is used.

Liabilities: At initial recognition, liabilities are capitalized at the fair value of the services provided in return. At the balance sheet date, long-term debt is subsequently reported at amortized cost.

Provisions for employee benefits: The method used to determine employee benefit obligations is explained in the note to this balance sheet item.

Provisions: Other provisions are set up in accordance with IAS 37 where the company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is created only if the obligation is believed to exist at the balance sheet date with a probability of more than 50%. Long-term provisions are discounted if the interest component included in the obligation is considered to be material.

Earnings per share are determined by dividing net profit or loss for the year by the number of outstanding shares.

The share buybacks implemented in the 1998/1999, 1999/2000 and 2001/2002 fiscal years, amounting to 250,000 shares, were taken into account in the calculation of the earnings per share up until 2006/07.

In the 2006/07 fiscal year two of the three tranches of treasury stock were resold, changing the basis for the computation of earnings per share.

The basis for the calculation of earnings per share was determined as followed:

	2007/08	**2006/07**
Total number of outstanding shares	5,000,000	5,000,000
Less the average number of treasury stock	(100,000)	(194,668)
	4,900,000	**4,805,332**

Revenue recognition: Revenue is recognized at the point in time in which the significant risks and potential rewards of ownership have been transferred or when the service has been rendered, also taking the other revenue recognition criteria set out in IAS 18 into account. Interest income is recognized on a pro-rata basis in accordance with the effective interest method. Income from royalties and rentals is likewise recognized on a pro-rata basis.

Foreign currency translation: Differences resulting from the translation of foreign currency-denominated monetary items in the individual financial statements which are caused by exchange rate fluctuations between the time of initial recognition of a transaction and the balance sheet date are recognized in profit or loss in the respective period. In the 2007/08 fiscal year, translation differences amounting to TEUR -498 (2006/07: TEUR -10) were recognized in the income statement. Exchange rate movements for major currencies were as follows:

	Middle rate at balance sheet date		Average rate for fiscal year	
Currency	**April 30, 2008**	**April 30, 2007**	**2007/08**	**2006/07**
1 EUR/USD	1.5521	1.3638	1.41743	1.28231
1 EUR/GBP	0.7890	0.6825	0.70833	0.67668
1 EUR/CHF	1.6158	1.6445	1.63518	1.58822
1 EUR/CAD	1.5675	1.5270	1.46329	1.46337
1 EUR/DKK	7.4625	7.4500	7.45146	7.45637
1 EUR/HKD	12.1650	10.6650	11.10457	9.98005

Hedging/derivative financial instruments: In order to hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and future transactions, Wolford holds derivatives positions in the form of forward-currency contracts and options. The hedging transactions and derivative financial instruments are reported at fair value and recognized in the income statement, as not all requirements for hedge accounting under IAS 39 are fulfilled.

Methods of consolidation: For business combinations which took place before March 31, 2004, capital is consolidated by the benchmark method set out in IAS 22. Accordingly, the cost of acquisition or creation of the equity interest in the respective entity is offset against the fair value of the identifiable assets and liabilities of the consolidated subsidiary at the time of its acquisition or establishment. Business combinations arising after March 31, 2004 were accounted for in accordance with IFRS 3.

Intra-Group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-Group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-Group sales and services.

Intra-Group gains or losses from the transfer of assets are eliminated in the income statement if material. The same procedure is applied to material intra-Group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements as retained earnings less the deferred taxes.

Non-current and current assets and liabilities: Assets and liabilities with a term to maturity of up to one year are classified as current (short-term), whereas those with a term to maturity of more than one year are non-current (long-term). The term to maturity is calculated from the balance sheet date.

Government grants pursuant to IAS 20 in the Wolford Group totaling TEUR 666 (2006/07: TEUR 1,250) were deducted from the respective expenses. They are recognized as revenue on the basis of binding commitments, official notifications and legal entitlement, and are reported as other operating income.

Assumptions: In preparing consolidated financial statements, it is necessary to some extent to make estimates and assumptions regarding the carrying amounts of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1) Sales

Detailed information on sales is provided in Segment Reporting in Section V. Other Information.

(2) Other operating income

in EUR '000	2007/08	2006/07
Rental income	640	799
Reimbursement of staff costs	1,042	1,115
Insurance benefits	265	128
Gain on disposal of property, plant and equipment and intangible assets	0	1
Gain on reversal of impairment losses on property, plant and equipment	0	77
Refunds	62	94
Restaurant revenue	235	246
Grants for advertising and other purposes	452	1,156
Premiums	152	553
Other	903	273
Total	**3,751**	**4,442**

(3) Staff costs

in EUR '000	2007/08	2006/07
Wages	15,883	13,353
Salaries	42,437	39,487
Expenses for statutory social security contributions, pay-based levies and other compulsory contributions	14,753	13,175
Expenses for severance pay and pensions	2,025	1,930
Thereof Executive Board	286	1,033
Thereof management	64	46
Other employee benefits	1,169	1,074
Total	**76,267**	**69,019**

(4) Depreciation. amortization and impairment losses

No impairment losses were recognized as the result of impairment tests carried out during the 2007/08 and 2006/07 fiscal years.

(5) Other operating expenses

in EUR '000	2007/08	2006/07
Taxes (excluding income taxes)	445	443
Advertising expenses	5,476	6,432
Legal and consulting fees	2,325	2,029
Rental and lease payments (including operating and incidental costs)	11,209	10,037
Freight costs	3,398	3,049
Travel costs	1,833	1,778
Duties and fees	440	406
Insurance premiums	1,055	970
Licenses	524	605
Car expenses	862	846
IT expenses	742	704
Credit card fees	1,014	894
Customs duties	1,826	1,648
Commissions paid	849	827
Office supplies	450	440
Telephone costs	551	569
Losses resulting from the disposal of property, plant and equipment and intangible assets	112	301
Other	4,294	3,289
Total	**37,405**	**35,267**

(6) Net interest cost

in EUR '000	2007/08	2006/07
Interest and similar income	472	219
Interest and similar expenses	(1,864)	(1,414)
Total	**(1,392)**	**(1,195)**

The increase in net interest costs relates to higher interest rates and a greater need for borrowed capital. The financial result improved to TEUR 223 (2006/07: TEUR 181), which can be primarily attributed to the reporting of the forward currency contracts and options at their fair value on the balance sheet date.

(7) Net income from securities

in EUR '000	2007/08	2006/07
Income from investments in securities	332	316
Expenses from investments in securities	(209)	0
Total	**123**	**316**

Impairment tests carried out in the year under review led to the recognition of impairment losses on non-current financial assets and securities totaling TEUR 209 (2006/07: TEUR 0).

Financial result

in EUR '000	2007/08	2006/07
Interest and similar income from financial instruments	599	393
Interest income on debt	4	5
Other interest income	201	137
Impairment losses on financial instruments	(209)	0
Other interest expense	(1,864)	(1,414)
Interest cost of employee benefit liabilities	(805)	(740)
Total	**(2,074)**	**(1,619)**

The reporting of the financial result has been changed in accordance with the initial application of IFRS 7.

(8) Income taxes

Current tax expenditures are comprised of the following:

in EUR '000	2007/08	2006/07
Tax expense in the current fiscal year	(1,414)	(766)
Deferred tax credit	0	1,141
Deferred tax expense	(678)	0
Total	**(2,092)**	**375**

In the 2007/08 fiscal year, taxes totaling TEUR 10 (2006/07: TEUR 59) were recognized directly in equity.

The reconciliation of the tax expenses based on the Austrian corporate tax rate of 25% to the effective tax rate for the period is based on the following calculation:

in EUR '000	2007/08	2006/07
Profit from continuing operations (before tax)	9,265	6,067
Tax expense at the tax rate of 25%	(2,316)	(1,517)
Foreign tax rates	(550)	(170)
Recognition of previously written-down loss carry-forwards as an asset	81	834
Utilization of previously written-down loss carry-forwards	241	998
Tax-related investment amortization on the level of the parent company	392	0
Losses for which no deferred tax asset was recognized	(54)	(6)
Permanent differences *)		
Thereof tax exemptions	43	146
Thereof non-deductible expenses	(16)	(13)
Other	87	103
Effective tax expense	**(2,092)**	**375**
Effective tax rate	**23%**	**-6%**

*) The item "permanent differences" has been subdivided in order to more clearly demonstrate developments in comparison to the previous fiscal year.

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

(9) Non-current assets

The detailed presentation of the development of assets is shown in the consolidated statement of changes in non-current assets. The exchange rate effect resulting from the translation of the assets and liabilities of foreign entities at the beginning of the period compared to end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment
A detailed presentation of changes in the item property, plant and equipment is included in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total commitments to acquire property, plant and equipment amounted to TEUR 969 at the balance sheet date (2006/07: TEUR 217).

Intangible assets
A detailed presentation of changes in the item intangible assets is included in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total commitments to acquire intangible assets within the context of ongoing projects which are expected to be completed during the middle of the 2008/09 fiscal year was TEUR 365 at the balance sheet date (2006/07: TEUR 1,169).

The amortization and impairment of intangible assets are shown in the consolidated statement of changes in non-current assets, and included in the consolidated income statement under the item "Depreciation, amortization and impairment losses on intangible assets and property, plant and equipment".

Non-current financial assets
The securities and investment funds included under this item in accordance with IAS 39 are classified as available-for-sale financial assets and reported at their fair value, which corresponds to the market value of the financial instruments at the balance sheet date. The change of TEUR -262 in their fair value during the 2007/08 fiscal year (2006/07: TEUR -112) is recognized directly in equity. Due to a permanent state of impairment, impairment losses of TEUR 209 (2006/07: TEUR 0) are recognized as an expense in the income statement.

(10) Non-current receivables

This item primarily relates to advance rental and lease payments and security deposits.

(11) Deferred taxes

Net deferred tax assets arise from the following temporary reporting and valuation differences between IFRS carrying amounts and the corresponding tax base:

in EUR '000	April 30, 2008	April 30, 2007
Deferred tax assets		
Property, plant and equipment and intangible assets	1,007	1,186
Accrued rental costs	186	194
Provisions for employee benefits	872	584
Other provisions	171	162
Eliminations	1,032	836
Deferred taxes on loss carry-forwards and on write-down to fair value	2,844	3,790
Deferred tax assets	**6,112**	**6,752**
Deferred tax liabilities		
Property, plant and equipment and intangible assets	(226)	(205)
Inventories	(28)	(28)
Untaxed reserves	(298)	(298)
Securities	(1)	(11)
Treasury stock	(594)	(291)
Foreign currency translation	(57)	(24)
Other	(80)	(113)
Deferred tax liabilities	**(1,284)**	**(970)**
Net deferred tax assets	**4,828**	**5,782**

In accordance with IAS 12, deferred tax assets of TEUR 1,709 (April 30, 2007: TEUR 2.467) were recognized for loss carry-forwards which are expected to be reversed in the future.

No deferred taxes were recognized for tax loss carry-forwards of TEUR 5,695 (April 30, 2007: TEUR 6,876). The amount of unrecognized deferred taxes was TEUR 1,586 (April 30, 2007: TEUR 1,936).

The tax projection reveals that the deferred tax assets from loss carry-forwards will be depleted within the next four years.

The deferred tax liabilities of TEUR 354 (2006/07: TEUR 152) represent fair value gains of TEUR 347 (April 30, 2007: TEUR 142) from the revaluation of intangible assets in connection with business combinations, and TEUR 7 of temporary differences (April 30 2007: TEUR 10) between IFRS reporting and the tax base for property, plant and equipment.

Current assets

(12) Inventories

Inventories were comprised of the following:

in EUR '000	April 30, 2008	April 30, 2007
Raw materials and supplies	11,794	9,580
Work-in-process	7,401	6,296
Finished goods and merchandise	28,557	18,462
Total	**47,752**	**34,338**

A product-specific valuation approach is applied, which takes into account the differences in resalability between basic and trend items, as well as the product age.

(13) Current receivables and other assets

in EUR '000	April 30, 2008	April 30, 2007
Trade receivables	16,546	15,884
Receivables and other assets	1,987	2,692
Thereof held for trading	400	204
Prepaid expenses	2,031	1,346
Total	**20,564**	**19,922**

Trade receivables included TEUR 7 (April 30, 2007: TEUR 5) evidenced by bills of exchange.

Provisions totaling TEUR 701 (April 30, 2007: TEUR 670) were set up for the impairment of trade receivables.

The provisions for the impairment of trade receivables developed as follows:

in EUR '000	**April 30, 2008**	**April 30, 2007**
May 1st	670	1,085
Additions (+) / Use (-)	160	(70)
Reversal	(129)	(345)
April 30th	**701**	**670**

Changes in the credit rating since the stipulated payment date was initially determined up until the balance sheet date are taken into consideration when determining the recoverability of trade receivables. There is no material concentration in the credit risk, due to the fact that the Wolford Group has a broad customer base, and no correlation exists.

In the sale of merchandise, our customers are granted appropriate terms of payment, depending on the particular subsidiary. Generally, a credit assessment of the prospective new customer is carried out at the point in time in which Wolford is about to enter into a business relationship with the customer. Merchandise is supplied to these customers on the basis of advance payments.

The balance of trade receivables is monitored on an ongoing basis. If payments are overdue, the trade receivables are collected by external service providers. The company reduces its risk by concluding credit insurance.

in EUR '000	April 30, 2008	April 30, 2007
Trade receivables	17,247	16,554
Provisions for the impairment of trade receivables	(701)	(670)
Trade receivables after impairments	16,546	15,884
Thereof neither impaired nor overdue	7,810	10,507
Thereof not impaired at the balance sheet date and subject to the following terms to maturity:		
30 days	3,902	2,369
30-90 days	4,579	2,962
91-365 days	229	0
More than 1 year	26	46

Trade receivables deleted from the accounts due to their unrecoverability amounted to TEUR 129 in the 2007/08 fiscal year (2006/07: TEUR 345).

In regards to the total volume of trade receivables which are neither impaired nor overdue, there were no indications on the balance sheet date that customers owning payment to the company were unable to meet their contractual obligations. For this reason, the Executive Board is convinced that no material risk provisions for trade receivables are necessary above and beyond those already made.

The terms to maturity of trade receivables and other assets and the prepaid expenses and deferred charges are less than one year.

(14) Current available-for-sale financial assets

This item contains current available-for-sale financial assets totaling TEUR 37 (April 30, 2007: TEUR 36).

SHAREHOLDERS' EQUITY AND LIABILITIES

(15) Shareholders' equity

The composition and development of shareholders' equity is presented in a separate schedule - consolidated statement of changes in equity.

Share capital

The issued capital of the company consists of 5,000,000 no par value shares, each share holding an equal interest in the share capital.

Capital reserves

The capital reserves consist of additional paid-in capital and represent net proceeds (less issuing costs) from the sale of stock in the 1995 fiscal year.

Valuation reserve for available-for-sale financial instruments

The valuation reserve applying to gains or losses resulting from the revaluation of financial instruments is adjusted by applicable income taxes.

in EUR '000	April 30, 2008	April 30, 2007
May 1st	706	597
Increase in the fair value valuation of available-for-sale financial instruments	262	112
Accumulated loss carry-forward in the income statement resulting from the valuation of financial assets	(209)	0
Applicable income taxes	(10)	(3)
April 30th	**749**	**706**

Treasury stock

In the year under review, Wolford AG held 100,000 shares of its own stock, and thus presently holds 2% of its share capital (April 30, 2007: 2%).

Pursuant to a resolution passed at the 16th annual shareholders' meeting held on September 3, 2003, Wolford AG is required to sell all its treasury stock on the stock market by March 6, 2009.

Non-current liabilities

(16) Financial liabilities

Financial liabilities were composed of the following:

in EUR '000	April 30, 2008	April 30, 2007
Loans from banks (EUR), variable and fixed interest rates of 2.6% to 5.15%, including TEUR 0 of ERP loans (April 30, 2007: TEUR 385)	14,845	10,018
Loans from banks (CHF)	141	230
Loans from the Austrian Research Promotion Agency (EUR)	2,423	2,342
Interest-free loan from the Vorarlberg regional government (EUR)	480	384
Total	**17,889**	**12,974**
Thereof current portion of borrowings	1,624	2,052

To secure non-current liabilities, securities totaling TEUR 3,928 (April 30, 2007: TEUR 5,375) were pledged as collateral. Of this amount, only TEUR 141 (April 30, 2007: TEUR 1,836) was actually required at the balance sheet date to cover these liabilities. Securities amounting to TEUR 2,800 were pledged as collateral for a long-term investment line of credit which the company did not make use of. Additional securitization is also ensured on the basis of surety obligations on the part of the Republic of Austria with refinancing commitments by Österreichischen Kontrollbank Aktiengesellschaft.

The repayment of financial liabilities is based on the following terms to maturity:

in EUR '000	Up to 1 year	1–5 years	More than 5 years
April 30, 2008	1,624	16,265	0
April 30, 2007	2,052	10,922	0

(17) Provisions for employee benefits

Provisions for employee benefits (pensions, severance and jubilee payments) are calculated in accordance with IAS 19.

in EUR '000	April 30, 2008	April 30, 2007
Provisions for pensions	3,610	3,600
Provisions for severance payments	10,436	9,364
Provisions for jubilee payments	1,647	1,524
Total	**15,693**	**14,488**

Provisions for pensions

Wolford Aktiengesellschaft has direct pension obligations to former members of the Executive Board as a result of individual commitments. Until and including the 2005/06 fiscal year, actuarial gains and losses were recognized based on the corridor method. In 2006/07, the entire corridor of TEUR 214 was recognized in the income statement.

The pension obligations were calculated on the basis of the projected unit credit method, using the same actuarial assumptions as in the previous year:

Biometric data	Austrian Association of Actuaries 1999 by Pagler & Pagler
Interest rate	5.75 % p.a.
Increases in wages and salaries	3.0 % p.a.
Average staff turnover	0.0 %

Provisions for severance payments

Under current legislation, employees of the Austrian parent company are entitled to a onetime severance payment in the event of termination of employment by the company or on retirement. The total severance payment is determined by the number of years of service and the relevant wage or salary level in the case of termination of employment.

The corridor method is not used in the recognition of actuarial gains and losses.

The severance payment obligations were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	Austrian Association of Actuaries 1999 by Pagler & Pagler
Interest rate	5.75% p.a.
Increase in wages and salaries	3.5% p.a. (2006/07: 3.0%)
Retirement age	Men: 61.5-65 / Women: 56.5-60 years
Staff turnover distribution by length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
More than 20 years	0%

The provisions for pensions and severance payments during the fiscal year developed as follows:

in EUR '000	2007/08	2006/07	2005/06
Present value of obligations for severance payments and pension obligations as at May 1st	12,964	12,032	13,998
Current service cost	698	698	690
Past service cost	363	0	101
Interest expense	720	659	749
Pension and severance payments made	(1,251)	(1,106)	(1,478)
Transfer to pension funds	0	0	(1,490)
Actuarial gain/loss	552	681	(538)
Present value of obligations as at April 30th	14,046	12,964	12,032
Cumulative unrecognized actuarial loss (pensions)	0	0	(214)
Provisions reported in the balance sheet as at April 30th	14,046	12,964	11,818

Actuarial gains and losses are immediately recognized in the income statement.

Current and past service cost, and actuarial gains or losses, are recognized in the item "Expenses for severance payments and pensions". Interest cost is recognized under "Interest expense of employee benefit liabilities".

TEUR 165 (2006/07: TEUR 95) for defined contribution plans was reported as an expense.

In addition to the performance-oriented obligations at the Austrian parent company, performance-oriented plans exist in respect to severance payments in Italy and for pensions in France.

Provisions for jubilee payments

The provisions for jubilee payments (anniversary bonuses) amounting to TEUR 1,647 (April 30, 2007: TEUR 1,524) were also calculated in accordance with IAS 19 (revised in 1998).

The jubilee payment obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the previous year:

Biometric data	**Austrian Association of Actuaries 1999 by Pagler & Pagler**
Interest rate	5.75% p.a.
Increase in wages and salaries	3.5% p.a. (2006/07: 3.0%)
Retirement age	Men: 61.5-65 / Women: 56.5-60 years
Staff turnover distribution by length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
More than 20 years	0%

The provisions for jubilee payments in the fiscal year developed as follows:

in EUR '000	2007/08	2006/07	2005/06
Present value of obligations for jubilee payments as at May 1st	1,524	1,458	1,429
Current service cost	127	121	116
Interest expense	85	81	79
Jubilee payments made	(104)	(98)	(95)
Actuarial gains/losses	15	(38)	(71)
Provisions reported in the balance sheet as at April 30th	**1,647**	**1,524**	**1,458**

Current liabilities

(18) Bank loans and overdrafts

An analysis of current borrowings from banks for the last two fiscal years shows the following composition:

in EUR '000	April 30, 2008	April 30, 2007
Variable-rate export promotion loans	7,721	6,779
Cash credit line I	6,395	6,395
Short term cash facility in EUR	850	0
Total	**14,966**	**13,174**

The carrying amount of the bank liabilities as at April 30, 2008 corresponds to the initial costs.

(19) Other current provisions

The development in the most important other provisions recognized under IAS 37 are summarized below:

in EUR '000	May 1, 2007	Currency translation differences	Changes in the scope of consolidation	Used	Reversed	Added	April 30, 2008
Sales bonuses	577	(13)	0	(455)	(9)	596	696
Staff	2,298	(48)	100	(2,310)	(15)	2,033	2,058
Advertising	196	(2)	0	(166)	(17)	314	325
Tax consulting/auditing	352	(14)	0	(337)	(0)	412	413
Legal fees	146	0	0	(82)	(38)	69	95
Licenses	87	0	0	(70)	(10)	108	115
Other	1,202	(72)	0	(595)	(183)	852	1,204
Total	**4,858**	**(149)**	**100**	**(4,015)**	**(272)**	**4,384**	**4,906**

(20) Other current liabilities

Other current liabilities include the following amounts owed on behalf of employees:

in EUR '000	April 30, 2008	April 30, 2007
Vacation pay	4,595	3,930
Special payments	2,319	2,050
Overtime pay	1,022	1,172
Social security obligations	1,312	1,170
Obligations to Austrian tax authorities	1,685	1,674
Obligations to staff	875	767
Obligations from vouchers	981	893
Accrued rental and lease payments	515	650
Other	1,207	1,441
Total	**14,511**	**13,747**

IV. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement outlines the changes in the Wolford Group's cash and cash equivalents over the fiscal year as a result of cash inflows and outflows.

The consolidated cash flow statement distinguishes between cash flows associated with operating activities, investing activities and financing activities.

Net cash from operating activities is determined by the indirect method. The starting point is the profit from continuing operations (before taxes), which is adjusted for non-cash expenses and revenues. The result plus the movements in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheet comprise the item "cash flow generated from operations".

Cash inflows and outflows from interest receipts and payments are then added to or deducted from the cash generated from operations to arrive at "Net cash from operating activities". As a rule, all interest expense and interest income result in cash flows, with the exception of the interest component in the provisions for employee benefits.

(21) Cash and cash equivalents

Cash and cash equivalents consist only of cash and demand deposits at banks.

(22) Investments in property, plant and equipment and other intangible assets

During the period under review the Wolford Group acquired property, plant and equipment and intangible assets totaling TEUR 9,557 (April 30, 2007: 7,175). The related cash outflow amounted to TEUR 8,815 (April 30, 2007: TEUR 6,831).

Capital expenditures in the 2006/07 fiscal year resulted in cash outflows of TEUR 344 (April 30, 2007: TEUR 823).

The investments include the acquisition of Wolford Belgium N.V. (refer to V. Other Information).

V. OTHER INFORMATION

Acquisitions
Effective May 1, 2007, Wolford AG acquired all shares of Wolford Belgium N.V., Antwerp/Belgium, as stipulated in the acquisition agreement dated July 10, 2007. Wolford Belgium

is responsible for the wholesale market in Belgium and Luxembourg, and is also active in the Retail segment, operating five boutiques. In the meantime, restructuring measures have led to the closing of one boutique.

The total costs of the acquisition were TEUR 1,778, encompassing TEUR 728 for intangible assets and TEUR 437 for goodwill, whereas TEUR 77 represented non-current assets, TEUR 1,352 current assets (non-cash items TEUR 1,037, cash and cash equivalents TEUR 315), and liabilities and provisions amounting to TEUR 816.

in EUR '000	**2007/08**
Non-current assets	77
Current assets	1.037
Cash and cash equivalents	315
Liabilities and provisions	(569)
= Subtotal	**860**
Intangible assets	728
Goodwill	437
Deferred tax liabilities	(247)
= Acquisition price	**1.778**
- Cash and cash equivalents	(315)
= Net cash	**1.463**

Within the context of the initial consolidation of Wolford Belgium N.V., the relevant IFRS figures were calculated for the first time. Accordingly, no balance sheet and income statement figures pursuant to IFRS are available for the company for the period before the acquisition.

The basis for determining the customer relationships were the ten largest wholesale customers. The difference between the acquisition price and assets was reported as goodwill.

This acquisition contributed TEUR 3,967 to Group sales, and TEUR 102 to the operating profit, which was negatively impacted by the depreciation of the customer base totaling TEUR 91.

Discontinued operations
In the 2007/08 fiscal year, the business activities of the subsidiary Wolford China Ltd. were discontinued. Assets and cash flow were not separately reported due to their immateriality.

Segment reporting

The Wolford Group is an international group of companies specializing in the production and marketing of high-quality legwear, which represents the core business of the Wolford Group, as well as exclusive ready-to-wear garments and lingerie, seasonal swimwear and complementary textile and leather accessories positioned in the luxury segment of the market. Its management information system is based on geographical segments (regions), the primary level of segmentation for financial reporting purposes.

As the secondary level of segmentation, Wolford distinguishes between "Retail" and "Wholesale" activities.

Wolford's Retail segment comprises all of the company's own boutiques and factory outlets, online business and shop-in-shops. The proprietary shop-in-shops are sections of department stores managed by Wolford. The Wholesale segment covers all business activities with other retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts.

Primary segment reporting (by region)

2007/08 in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	104,404	96,237	23,494	1,278	(67,760)	157,653
Thereof inter-segment	67,760	0	0	0	(67,760)	0
Thereof external	36,644	96,237	23,494	1,278	0	157,653
Profit from continuing operations (before taxes)	6,471	3,254	3,101	324	(3,885)	9,265
Segment assets	160,151	32,874	10,575	413	(48,884)	155,129
Segment liabilities	67,496	22,619	3,428	101	(17,553)	76,111
Investments	5,119	3,591	842	5	0	9,557
Depreciation, amortization and impairment losses	4,584	1,713	503	20	0	6,820
Impairment losses	0	0	0	0	0	0
Reversal of impairment losses *)	209	0	0	0	0	209
Total number of employees	1,356	438	109	13		1,916

*) The reversal of impairment losses totaling TEUR 209 (2006/07: TEUR 0) results from the decline in value of securities which are directly recognized in the income statement.

2006/07 in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	95,115	83,439	22,691	849	(60,411)	141,683
Thereof inter-segment	60,411	0	0	0	(60,411)	0
Thereof external	34,704	83,439	22,691	849	0	141,683
Profit from continuing operations (before taxes)	1,226	3,222	3,094	197	(1,672)	6,067
Segment assets	126,573	29,280	10,488	470	(26,260)	140,551
Segment liabilities	57,765	20,137	4,378	50	(16,221)	66,109
Investments	3,235	2,639	1,250	98	0	7,222
Depreciation, amortization and impairment losses	4,308	1,437	483	7	0	6,235
Impairment losses	0	0	77	0	0	77
Reversal of impairment losses	0	0	0	0	0	0
Total number of employees	1,245	388	114	12		1,759

Secondary segment reporting (by business)

2007/08 in EUR '000	Retail	Wholesale	Eliminations	Group
Sales	62,260	105,262	(9,869)	157,653
Carrying amounts of non-current segment assets *)	10,235	67,648	0	77,883
Capital expenditure on non-current segment assets	3,490	6,067	0	9,557

2006/07 in EUR '000	Retail	Wholesale	Eliminations	Group
Sales	53,307	97,624	(9,248)	141,683
Carrying amounts of non-current segment assets *)	8,790	67,098	0	75,888
Capital expenditure on non-current segment assets	3,747	3,475	0	7,222

*) Excluding non-current receivables

Financial risk management (Group treasury)

Aims and methods of financial risk management

The aim of financial risk management is to recognize and evaluate uncertainty factors, which could have a negative impact on the performance of the company.

The major risks affecting the Wolford Group in regards to financial instruments comprise interest-related cash flow risks as well as liquidity, default, currency and credit risks. The Executive Board develops strategies and processes to manage the individual types of risks.

The most important significant financial liabilities incurred by the Wolford Group - with the exception of derivative financial instruments - encompass borrowings from banks and bank overdrafts, as well as liabilities relating to trade payables. The main purpose of these financial liabilities is to finance the business operations of the Wolford Group. The company has a variety of financial assets, such as trade receivables, bank balances, cash and cash equivalents and short-term investments resulting directly from its business activities.

The Wolford Group also makes use of derivative financial instruments, in particular options and forward currency contracts. Derivative financial instruments are financial instruments whose value changes in response to a change in an underlying interest rate or security price, that require little or no initial net investment, and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against risks arising form changes in currency exchange rates and interest rates. The purpose of hedging currency risk is to create a sufficient level of predictability to permit budgeting at least six and at most twelve months in advance.

In accordance with internal Group guidelines, no trading with derivatives was carried out in the 2007/08 and 2006/07 fiscal years. This policy will continue in the future.

Capital risk management
The main goal of capital risk management is to ensure that the company achieves a high credit rating and equity ratio as the basis for supporting its business operations and maximizing margins.

The Group manages and adapts its capital structure in line with changes in the overall business environment. The strategy of the Wolford Group has remained unchanged since the previous fiscal year.

Capital risk management is oriented to the gearing ratio, the main indicator for the level of net debt. Based on medium-term assumptions, the Wolford Group plans a long-term capital structure with a gearing of about 30%.

The targeted level of gearing, which is determined by calculating the ratio of net debt to equity, has developed in recent years as follows:

in %	April 30, 2008	April 30, 2007	April 30, 2006	April 30, 2005
Debt/equity ratio	28.6 %	23.5 %	31.5 %	30.7 %

Default risk
The Wolford Group only concludes business transactions with creditworthy business partners. All customers who aim to enter into a business relationship with Wolford are subject to a credit assessment. In addition, trade receivables are continually monitored to ensure that the Group is not subject to any major default risk. At the same time, the company limits potential credit or default risk with respect to customers by concluding credit insurance with Prisma Kreditversicherungs AG and ÖKB Versicherungs AG. There is no significant concentration of default risk due to the broad customer base.

The risk is considered to be low in respect to other financial assets held by the Wolford Group, such as cash and cash equivalents, available-for-sale financial investment and certain derivative financial instruments. This can be attributed to the fact that the financial institutions involved have excellent credit ratings.

Interest rate risk management
On the assets side, there is a higher risk associated with fixed-interest securities than in the previous fiscal year due to the rise in interest rates. However, despite the increase in interest rates, the absolute level of risk can be regarded as low due to the short remaining terms to maturity.

On the liabilities side, interest rate risk relates to fluctuations in floating rate liabilities.

The management of interest expense on the part of the Wolford Group involves a combination of fixed-interest and variable-interest borrowed capital. Interest rate swaps can be used as hedging instruments.

The following table shows the potential impact on Group profit from continuing operations before taxes arising from changes in interest rates applying to financial liabilities based on variable rate lines of credit. The sensitivity refers to an interest rate change of +/- 0.5 points:

in EUR '000	2007/08	2006/07
Interest rate risk	+/- 124	+/- 107

Foreign exchange risk management
Exchange rate risks arising from existing foreign currency receivables and forecasted transactions are largely hedged by the Group treasury department by means of forward exchange contracts (currency forwards) and currency options.

The following table shows the potential impact on Group profit from continuing operations before taxes based on cash flows within the Wolford Group arising from a change in exchange rates +/- 10% points:

in EUR '000 for currency	April 30, 2008	April 30, 2007
GBP	+/- 134	+/- 136
CHF	+/- 189	+/- 58
USD	+/- 492	+/- 182
DKK	+/- 151	+/- 255
SEK	+/- 19	+/- 11
NOK	+/- 56	+/- 11
CAD	+/- 10	+/- 6
HKD	+/- 163	+/- 67
Total	**+/- 1,214**	**+/- 726**

The carrying amount of the assets and liabilities of the Wolford Group held in foreign currencies on the balance sheet date is as follows:

in EUR '000	Assets April 30, 2008	Assets April 30, 2007	Liabilities April 30, 2008	Liabilities April 30, 2007
GBP in England	2,318	2,149	610	675
CHF in Switzerland	1,174	1,128	124	120
USD in USA	6,197	4,504	694	653
Other	3,347	3,035	144	106
Total	**13,036**	**10,816**	**1,572**	**1,554**

The following table shows the potential impact on the Group profit from continuing operations before taxes based on changes in the carrying amounts of assets and liabilities arising from an exchange rate change of +/- 10% points:

in EUR '000 for currency	April 30, 2008	April 30, 2007
GBP	+/- 190	+/- 164
CHF	+/- 117	+/- 112
USD	+/- 611	+/- 428
Other	+/- 356	+/- 325
Total	**+/- 1,274**	**+/- 1,029**

For derivative financial instruments, a currency exchange rate change of +/- 10 percentage points would result in a currency sensitivity and corresponding impact on income or loss of TEUR +1,803 / TEUR - 1,490 (April 30, 2007: TEUR +/- 1,317).

Liquidity risk management

The Wolford Group manages liquidity risks by means of ongoing liquidity planning.

The underlying purpose is to ensure a balanced liquidity situation by means of concluding suitable lines of credit at banks as well as the continual monitoring of forecasted and actual cash flows and coordinating the terms to maturity of financial assets and liabilities.

The following table shows the contractually stipulated time to maturity of the financial liabilities held by the Wolford Group. The figures are based on undiscounted cash flows (interest and repayment) for the financial liabilities:

in EUR '000	Carrying amount April 30, 2008	Cash flows 2008/09	Cash flows 2009/10 to 2012/13	Cash flows 2013/14 ff
Bank loans and overdrafts	14,966	15,677	0	0
Interest-bearing financial liabilities	17,409	2,117	16,533	0
Non interest-bearing financial liabilities	480	117	363	0
Total		**17,911**	**16,896**	**0**

in EUR '000	Carrying amount April 30, 2007	Cash flows 2007/08	Cash flows 2008/09 to 2011/12	Cash flows 2012/13 ff
Bank loans and overdrafts	13,174	13,637	0	0
Interest-bearing financial liabilities	12,590	2,508	10,995	0
Non interest-bearing financial liabilities	384	33	351	0
Total		**16,178**	**11,346**	**0**

In order to counteract potential liquidity risk, lines of credit exist of which the Wolford Group had only used 37% as of April 30, 2008 (April 30, 2007: 33%). These current qualified bank loans and overdrafts can be extended if necessary.

Derivative financial instruments

The Group treasury department uses derivative financial instruments in the form of foreign currency forwards and options.

The derivatives positions open as at April 30, 2008 had terms of less than twelve months.

	Nominal amount		Fair value	
April 30, 2008	**Foreign currency ('000)**	**EUR '000**	**positive EUR '000**	**negative EUR '000**
Currency forwards				
GBP	1,700	2,162	16	0
USD	1,500	960	0	(14)
NOK	8,600	1,066	3	(6)
SEK	8,800	936	1	(4)
CHF	7,300	4,684	118	0
CAD	300	193	1	0
DKK	25,500	3,413	0	(5)
HKD	10,000	844	16	(6)
Options purchased				
USD	5,500	3,765	245	0

	Nominal amount		Fair value	
April 30, 2007	Foreign currency ('000)	TEUR	positive TEUR	negative TEUR
Currency forwards				
GBP	3,275	4,776	30	(9)
USD	4,600	3,492	126	0
NOK	3,100	379	0	(1)
SEK	5,000	541	0	(7)
CHF	3,200	2,003	44	0
CAD	420	276	4	(4)
DKK	9,000	1,205	0	(2)
HKD	0	0	0	0
Options purchased				
USD	0	0	0	0

All **currency forwards** are recognized at their fair value pursuant to IAS 39. Both the currency forwards and currency options fail to fulfill the stringent documentation requirements for hedging instruments. For this reason, they must be classified as "held for trading" under IAS 39, recognized at fair value and included in the income statement.

The market values of the derivative foreign exchange instruments represent the market values of forward-currency contracts and options that would have to be concluded at the balance sheet date in order to settle the respective currency derivative, without regard to any adverse changes in the value of the hedged items.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and current provisions can be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

The **cost, market values and carrying amounts** of non-current financial assets held for sale were as follows:

in EUR '000	Cost	Market value = carrying amount	Gains/losses recognized in equity	Thereof impairment recognized as profit or loss
April 30, 2008				
Non-current securities				
Investment fund shares (GF10)	4,230	3,678	(552)	0
Fixed income EUR bonds	1,006	999	(7)	0
Floating rate EUR bonds	1,517	1,441	(76)	(63)
Investment certificates and investment fund shares (other)	2,578	2,255	(323)	(146)
Total	**9,331**	**8,373**	**(958)**	**(209)**

in EUR '000	Cost	Market value = carrying amount	Gains/losses recognized in equity	Thereof impairment recognized as profit or loss
April 30, 2007				
Non-current securities				
Investment fund shares (GF10)	4,230	3,738	(492)	0
Fixed income EUR bonds	1,006	1,007	1	0
Floating rate EUR bonds	1,517	1,432	(85)	0
Investment certificates and investment fund shares (other)	2,578	2,458	(120)	0
Total	**9,331**	**8,635**	**(696)**	**0**

Securities amounting to TEUR 3,928 (April 30, 2007: TEUR 5,375) are pledged as collateral for non-current liabilities. However, at the balance sheet date, only securities totaling TEUR 141 (April 30, 2007: TEUR 1,836) were actually required for this purpose. Of the total securities pledged as collateral, TEUR 2,800 represent a long-term investment line of credit which remains unused by the company.

An impairment test carried out for non-current securities led to a reversal of impairment losses totaling TEUR 209 (April 30, 2007: TEUR 0), which was correspondingly recognized in the income statement.

Carrying amounts, valuation rates and fair values of financial instruments according to measurement criteria, maturities and classes

in EUR '000	Measurement criteria pursuant to IAS 39	Carrying amount	Amortized costs	Fair value not affecting income	Fair Value recognized as profit or loss	Current	Non-current
April 30, 2008							
Cash and cash equivalents	L&R	2,994	2,994	0	0	2,994	0
Trade receivables and prepayments	L&R	18,577	18,577	0	0	18,577	0
Other receivables	L&R	2,695	2,695	0	0	1,587	1,108
Derivatives	HfT	400	0	0	400	400	0
Other financial assets	AfS	8,373	0	8,373	0	0	8,373
Total financial assets		**33,039**	**24,266**	**8,373**	**400**	**23,558**	**9,481**
Trade payables	FL	6,953	6,953	0	0	6,953	0
Bank loans and overdrafts	FL	31,231	31,231	0	0	14,966	16,265
Current financial liabilities	FL	1,624	1,624	0	0	1,624	0
Derivatives	HfT	35	0	0	35	35	0
Other liabilities	FL	14,590	14,590	0	0	14,476	114
Total financial liabilities		**54,433**	**54,398**	**0**	**35**	**38,054**	**16,379**

A distinction is made among the following categories pursuant to IAS 39:

Loans and receivables (L&R):	TEUR 24,266
Currency forwards held for trading (HfT):	TEUR 365
Available-for-sale assets (AfS):	TEUR 8,373
Other financial obligations (FL):	TEUR 54,398

in EUR '000	Measurement criteria pursuant to IAS 39	Carrying amount	Amortized costs	Fair value not affecting income	Fair Value recognized as profit or loss	Current	Non-current
April 30, 2007							
Cash and cash equivalents	L&R	3,470	3,470	0	0	3,470	0
Trade receivables and prepayments	L&R	17,230	17,230	0	0	17,230	0
Other receivables	L&R	3,639	3,639	0	0	2,488	1,151
Derivatives	HfT	204	0	0	204	204	0
Other financial assets	AfS	8,635	0	8,635	0	0	8,635
Total financial assets		**33,178**	**24,339**	**8,635**	**204**	**23,392**	**9,786**
Trade payables	FL	5,901	5,901	0	0	5,901	0
Bank loans and overdrafts	FL	24,096	24,096	0	0	13,174	10,922
Current financial liabilities	FL	2,052	2,052	0	0	2,052	0
Derivatives	HfT	23	0	0	23	23	0
Other liabilities	FL	13,890	13,890	0	0	13,724	166
Total financial liabilities		**45,962**	**45,939**	**0**	23	34,874	11,088

A distinction is made among the following categories pursuant to IAS 39:

Loans and receivables (L&R):	TEUR 24,339
Currency forwards held for trading (HfT):	TEUR 181
Available-for-sale assets (AfS):	TEUR 8,635
Other financial obligations (FL):	TEUR 45,939

Net result according to classes

in EUR '000	Interest income	Subsequent valuation at fair value	Resulting currency translation	Resulting impairment/ write-downs	Net result
April 30, 2008					
Loans and receivables (L&R)	205	0	0	0	205
Derivatives (HfT)	0	223	0	0	223
Available-for-sale assets (AfS)	332	0	0	(209)	123
Other financial liabilities (FL)	(2,625)	0	0	0	(2,625)
Total	**(2,088)**	**223**	**0**	**(209)**	**(2,074)**

in EUR '000	Interest income	Subsequent valuation at fair value	Resulting currency translation	Resulting impairment/ write-downs	Net result
April 30, 2007					
Loans and receivables (L&R)	142	0	0	0	142
Derivatives (HfT)	0	2	0	0	2
Available-for-sale assets (AfS)	316	0	0	0	316
Other financial liabilities (FL)	(2,079)	0	0	0	(2,079)
Total	**(1,621)**	**2**	**0**	**0**	**(1,619)**

Contingent liabilities

Provisions are made for contingent liabilities which are likely to lead to obligations. The Executive Board is convinced that these legal issues which are not covered by provisions or insurance policies will not have a material effect on the net assets, financial position or profit and loss of the Wolford Group.

Events after the balance sheet date

No major events took place after the balance sheet date which had a significant effect on the net assets, financial position or profit and loss of the Wolford Group.

Number of employees

In the 2007/08 fiscal year, the Wolford Group employed an average of 1,669 employees (2006/07: 1,482) in terms of full-time equivalents, including 656 wage-earners (2006/07: 524), 999 salaried employees (2006/07: 943), and 14 apprentices (2006/07: 15).

Related party transactions

DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm whose managing partner, Theresa Jordis, is a member of the Supervisory Board of Wolford Aktiengesellschaft, advises the company in legal matters. A fee schedule in line with market rates has been agreed for these services, which are billed on the basis of time worked.

In view of the level of her partnership interest in the law firm, Theresa Jordis does not derive any material economic benefit from this relationship.

RCI Unternehmensberatung AG, a consulting firm based in Lucerne, Switzerland, whose managing director is Emil Flückiger, a member of the Supervisory Board of Wolford Aktiengesellschaft, advises the Company in business matters. The consulting fees paid to RCI in the 2007/08 fiscal year amounted to TEUR 4 (2006/07: TEUR 22). At April 30, 2008, a total of TEUR 0 (April 30, 2007: TEUR 1) remained payable to RCI.

Other financial obligations

Wolford has the following obligations under long-term rental agreements and operating leases:

in EUR '000	April 30, 2008	April 30, 2007
Minimum rental and lease payments due in		
Less than 1 year	8,843	9,144
1-5 years	22,902	20,617
More than 5 years	12,305	9,299

A considerable number of rental agreements were concluded, which are to be classified as operating leases on the basis of their contractual contents. Thus the object of the operating lease is considered to be owned by the lessor.

In particular, operating leases refer to global Retail activities of the Wolford Group, as well as office space used by the Group subsidiaries, which for the most part are based on minimum leasing payments. Moreover, rental agreements have also been concluded stipulating conditional payments, in particular linked to sales revenues.

The total rental and leasing expenditure of the Wolford Group for the 2007/08 fiscal year was TEUR 9,184 (2006/07: TEUR 8,323).

At April 30, 2008, as a result of non-cancellable subleases, the Wolford Group expects future subleasing payments to amount to TEUR 58 (April 30, 2007: TEUR 343).

Information on the executive board and supervisory board

2007/08

in EUR '000	Salaries	Severance payments	Pensions	Total remu-neration
Expenditures for				
Executive Board members	2,250	92	0	2,342
Thereof variable components	1,180	0	0	1,180
Thereof subsidiaries	151	0	0	151
Former Executive Board members	0	0	194	194
	2,250	**92**	**194**	**2,536**

2006/07

in EUR '000	Salaries	Severance payments	Pensions	Total remu-neration
Expenditures for				
Executive Board members	2,046	574	0	2,620
Thereof variable components	1,159	0	0	1,159
Thereof subsidiaries	162	0	0	162
Former Executive Board members	0	0	459	459
	2,046	**574**	**459**	**3,079**

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2008

	Costs						
in EUR '000	**May 1, 2007**	**Currency translation differences**	**Additions**	**Additions from changes in the scope of consolidation**	**Disposal**	**Reclassi-fication**	**Ap**
Property, plant and equipment							
Land, land rights and buildings, including buildings on third-party land	78,929	(361)	1,339	0	486	171	
Of which: land	5,961	0	0	0	0	0	
Technical equipment and machinery	30,234	0	1,660	0	272	0	
Other equipment, furniture and fixtures	22,738	(241)	2,370	77	968	154	
Prepayments and construction in process	708	0	689	0	0	(325)	
	132,609	**(602)**	**6,058**	**77**	**1,726**	**0**	
Goodwill	**806**	**(63)**	**63**	**437**	**0**	**0**	
Concessions, patents and licenses	6,658	(1)	454	0	159	0	
Security deposits paid for leased and rented real estate	6,733	(48)	285	0	0	0	
Customer relationship	0	0	3	728	0	0	
Prepayments made and plant under construction	0	0	1,452	0	0	0	
	13,391	**(49)**	**2,194**	**728**	**159**	**0**	
Total	**146,806**	**(714)**	**8,315**	**1,242**	**1,885**	**0**	

Accumulated depreciation, amortization, impairment losses and reversals								Carrying amounts	
May 1, 2007	Currency translation differences	Impairment	Additions	Disposal	Reversal of impairment losses	Reclassi-fication	April 30, 2008	May 1, 2007	April 30, 2008
26,575	(217)	0	2,710	457	0	0	28,611	52,354	50,981
0	0		0	0	0	0	0	5,961	5,961
26,716	0	0	950	272	0	0	27,394	3,518	4,228
17,419	(174)	0	2,079	851	0	0	18,473	5,319	5,657
1	0	0	0	0	0	0	1	707	1,071
70,711	**(391)**	**0**	**5,739**	**1,580**	**0**	**0**	**74,479**	**61,898**	**61,937**
160	**(4)**	**0**	**0**	**0**	**0**	**0**	**156**	**646**	**1,087**
5,769	(1)	0	507	159	0	0	6,116	889	836
2,963	(32)	0	482	0	0	0	3,413	3,770	3,557
0	0	0	92	0	0	0	92	0	639
0	0	0	0	0	0	0	0	0	1,452
8,732	**(33)**	**0**	**1,081**	**159**	**0**	**0**	**9,621**	**4,659**	**6,483**
79,603	**(428)**	**0**	**6,820**	**1,739**	**0**	**0**	**84,256**	**67,203**	**69,507**

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2007

	Costs					
in EUR '000	**May 1, 2006**	**Currency translation differences**	**Additions**	**Disposals**	**Reclassi-fications**	**April**
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	77,478	(207)	1,656	688	690	
Of which: land	5,961	0	0	0	0	
Technical equipment and machinery	28,795	0	972	151	618	
Other equipment, furniture and fixtures	23,315	(115)	2,306	2,501	(267)	
Prepayments and construction in process	83	0	1,666	0	(1,041)	
	129,671	**(322)**	**6,600**	**3,340**	**0**	
Goodwill	**1,103**	**(72)**	**0**	**225**	**0**	
Concessions, patents and licenses	6,283	(1)	433	57	0	
Security deposits paid for leased and rented real estate	6,637	(27)	142	19	0	
	12,920	**(28)**	**575**	**76**	**0**	
Total	**143,694**	**(422)**	**7,175**	**3,641**	**0**	

Accumulated depreciation, amortization, impairment losses and reversals								Carrying amounts	
May 1, 2006	Currency translation differences	Impairment	Additions	Disposal	Reversal of impairment losses	Reclassi-fication	April 30, 2007	May 1, 2006	April 30, 2007
24,705	(160)	0	2,630	523	77	0	26,575	52,774	52,354
0	0	0	0	0	0	0	0	5,961	5,961
26,042	0	0	797	151	0	28	26,716	2,753	3,518
17,998	(108)	0	1,909	2,352	0	(28)	17,419	5,315	5,319
1	0	0	0	0	0	0	1	83	707
68,746	**(268)**	**0**	**5,336**	**3,026**	**77**	**0**	**70,711**	**60,924**	**61,898**
415	**(30)**	**0**	**0**	**225**	**0**	**0**	**160**	**687**	**646**
5,403	(1)	0	424	57	0	0	5,769	880	889
2,507	(16)	0	475	3	0	0	2,963	4,129	3,770
7,910	**(17)**	**0**	**899**	**60**	**0**	**0**	**8,732**	**5,009**	**4,659**
77,071	**(315)**	**0**	**6,235**	**3,311**	**77**	**0**	**79,603**	**66,620**	**67,203**

AUDITORS' REPORT - REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Wolford Aktiengesellschaft, Bregenz for the financial year from May 1, 2007 to April 30, 2008. These consolidated financial statements comprise the consolidated balance sheet as at April 30, 2008, the consolidated income statement, the consolidated cash flow statement and the statement of changes in stockholders' equity for the fiscal year ended April 30, 2008, as well as a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of April 30, 2008, and of its financial performance and its cash flows for the financial year from May 1, 2007 to April 30, 2008 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to a misconception of the position of the group. In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, July 4, 2008

Deloitte Wirtschaftsprüfungs GmbH

Signed:

Manfred Geritzer m.p. ppa Nikolaus Müller m.p.

Certified Public Accountants

The publication or dissemination of the financial statements in a form that deviates from the certified version once again requires our prior opinion, unless our independent auditor's report is quoted or reference is made to our audit.

REPORT OF THE SUPERVISORY BOARD OF WOLFORD AG

In the fiscal year under review, the Supervisory Board fulfilled its responsibilities under the law and the company's by-laws. The Supervisory Board regularly consulted the Executive Board of Wolford AG on managing the company, and monitored its activities. The Executive Board provided us with regular, prompt and comprehensive reports, both in written form and verbally. At Supervisory Board meetings, the members of the Executive Board reported on all relevant business matters and developments in the different segments. Current issues and decisions were discussed in meetings between the Chief Executive Officer and the Supervisory Board.

Supervisory Board meetings

The Supervisory Board convened four times during the reporting period. All members of the Supervisory Board attended at least half of the meetings.

The following issues were dealt with:

The first meeting of the 2007/08 fiscal year held on July 24, 2007 examined the Auditor's Report and Management Report for 2006/07, and approved the financial statements of the parent company Wolford AG in accordance with the recommendation issued by the Audit Committee. Furthermore, the consolidated financial statements for 2006/07 and the proposal of the Executive Board in respect to the distribution of the profit were also examined and approved.

Beginning with this meeting, and continuing in the subsequent sessions, the Supervisory Board discussed in detail the sales strategy focusing on Monobrand and Retail distribution as well as new sales regions and outlets. In addition, it was agreed to intensify the implementation of the new shop concept.

Corporate Governance

The Supervisory Board of Wolford AG is fully committed to complying with the Austrian Corporate Governance Code, and thus to assuring responsible and accountable corporate management and supervision with the aim of achieving sustained value creation.

An overview of corporate governance policies of Wolford AG is provided in the Corporate Governance section of this annual report, and is published on the Website of Wolford AG.

Supervisory Board committees

The Supervisory Board has established two committees consisting of its own members. The composition of the committees is detailed in the annual report and on the Website of Wolford AG.

The Remuneration Committee deals with the employment relationships between the company and the members of the Executive Board. The Remuneration Committee met three times during the course of the 2007/08 fiscal year.

The Audit Committee deals with the auditing and preparation required for the approval of the financial statements of Wolford AG, the distribution of the profit and the Management Report, as well as the consolidated financial statements and the Group Management Report. Furthermore, it develops a proposal for selecting the independent auditor. The Audit Committee convened twice in the 2007/08 fiscal year.

Financial statements

The financial statements and management report of the parent company Wolford AG as well as the consolidated financial statements and Group Management Report for the 2007/08 fiscal year were audited by Deloitte Wirtschaftsprüfungs GmbH, which was elected as the independent auditor by the Annual Shareholder's Meeting, and an unqualified audit opinion was issued.

Representatives of the independent auditor participated in the financial statements review meeting of the Supervisory Board and provided supporting information. The Supervisory Board agreed with the results of this audit and approved the proposal in respect to the distribution of the profit.

The financial statements prepared by the Executive Board were approved by the Supervisory Board, and are to be considered as formally adopted pursuant to § 125 (2) Austrian Stock Corporation Act. The consolidated financial statements and the Group Management Report were also approved by the Supervisory Board.

The Supervisory Board express its sincere thanks to the Executive Board and all employees of the Wolford Group for their ongoing personal commitment and strong contribution to the company in the past fiscal year.

On behalf of the Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board

Vienna, July 2008



NON FINANCIAL

Accessories	The product group comprising items made of fabric or leather that seasonally round out and complement the fashion collection
Bodywear	Classic bodysuits and all close-fitting knitwear such as tops and shirts
Brand products	Any products distributed under the Wolford label
Contract/ Private label	Used in the sense of contract manufacturing and private label products - these terms mean any products sold under a third-party label, or manufacturing done for such a label
Controlled distribution	Proprietary and partner-operated boutiques, concession shop-in-shops and factory outlets
Distribution channel	Generic term for any one category of sales outlet - Wolford's main distribution channels are boutiques, department stores and multi-brand retailers
Factory outlets	Outlets for (factory) clearance sales, seconds and other discounted merchandise
Legwear	The product group comprising hosiery products: pantyhose, stockings, stay-ups, knee-highs and socks
Lingerie	The product group comprising bras, briefs, corsages, garter belts and slips - with or without shaping function
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products
Outlets	Sales locations, shops or retail stores, may also refer to points of sale
Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants - distinct from Wolford-owned boutiques
Product groups	The major product categories offered by Wolford - these are Legwear, Ready-to-Wear (including Bodywear), Swimwear, Lingerie and Accessories

Proprietary outlets	Also referred to as "Wolford-owned" outlets or Retail segment, sales outlets owned and operated by Wolford (boutiques, shop-in-shops and factory outlets)
Ready-to-wear	The product group comprising women's outer garments: the established bodywear line as well as knitted and fabric items such as sweaters, dresses, suits, coats, skirts and pants
Retail (segment)	Retail when spelled with a capital "R" refers to a Wolford business segment - it comprises all Wolford-owned sales outlets, in other words, all direct sales to consumers - it does not include partner-operated Wolford outlets
Season	The spring/summer collection is largely available for sale starting in January; the fall/winter collection in July
Shop-in-shop (SIS)	A subset of both the multi-brand retail and department store distribution channels - a shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand
Store concept	Visual and functional design of the salesroom as a defined and universally usable concept for the Wolford brand - implementation in the market has been underway since August 2005
Swimwear	The product group comprising all beachwear: swimbodies, swimkinis, and beach accessories such as pareos, tops, caftans and dresses, consists of a seasonal collection only
Trend products	All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season
Wholesale (segment)	A Wolford business segment involving sales to other businesses, including partner-operated Wolford outlets, which in turn sell merchandise to end customers
Wolford Boutique/ monobrand outlets	Single-brand outlets selling only Wolford merchandise

FINANCIALS

Available for Sale (AfS)	Financial assets available for disposal
Brand sales	Sales of products under the Wolford label
Capital employed	Shareholders' equity plus interest-bearing debt less gross liquidity
CGU (cash generating unit)	Smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets
DA&Im	Depreciation, amotization and impairment
Debt/equity ratio	Net debt as a percentage of shareholders' equity
Earnings per share (EPS)	Net profit for the year divided by the number of shares entitled to dividend payments (4,805,332 shares at April 30, 2007 balance sheet date; 4,900,000 shares at April 30, 2008)
EBIT	Earnings before interest and taxes – this represents operating profit
EBITDA	Earnings before interest, taxes, depreciation, amortization, impairment losses and reversal of impairment losses
Equity ratio	Shareholders' equity as a percentage of total assets
ERP	European Recovery Program
EVA	Economic value added; EVA is found by multiplying the difference between ROCE and WACC by capital employed – EVA represents the extent to which the employed capital earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return
Financial Liabilities (FL)	Other financial obligations
Free cash flow	Net cash from operating and investing activities, less required repayments on debt

Gross liquidity	The sum of cash and cash equivalents, current available-for-sale financial assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations)
Held for Trade (HfT)	Assets held for trading purposes
Loans and Receivables (L&R)	Credit lines and customer receivables
Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock - in this report, market capitalization is understood to be as at the balance sheet date
Net debt	Bank debt (loans and overdrafts) plus interest-bearing liabilities to other lenders (Austrian federal/regional government or similar institutions) less gross liquidity
NOPAT	Net operating profit after tax
Profit from continuing operations (before taxes) plus DA&Im	Profit from continuing operations (before taxes) plus Depreciation, amortization and impairment
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital
Return on equity (ROE)	Net profit for the year as a percentage of shareholders' equity
Sales	Net sales revenue less any sales deductions
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the Company
Working capital	Current assets less current liabilities

Wolford 07/08 ▶ P 118

WOLFORD AKTIENGESELLSCHAFT
Wolfordstraße 1
A-6901 Bregenz on Lake Constance

For further information:
WOLFORD AKTIENGESELLSCHAFT
Almira Pusch
Tel.: (+43 5574) 690-1268
Fax: (+43 5574) 690-1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690-1268. It is also available on the Internet at www.wolford.com.

Consulting: PLEON Publico Public Relations & Lobbying
Layout: gruenberg 4
Photography: Wolford Aktiengesellschaft
Translation: Clifford Stevens
Printing: Buchdruckerei Lustenau, Millennium Park 10
Paper: Hello Silk

We have prepared this English translation of the German annual report with great care, but cannot rule out the possibility of discrepancies between them. The English translation is provided solely for readers' convenience and is non-binding. Only the German report is definitive.